# Jefferies

2020 ANNUAL MEETING OF SHAREHOLDERS
PROXY STATEMENT
APRIL 17, 2020



# Jefferies

March 3, 2020

## Dear Fellow Shareholders,

We present this year's Proxy Statement and invite you to our 2020 Annual Meeting of Shareholders on Friday, April 17, 2020 at 10:00 a.m. New York City time at the Paley Center for Media, 25 West 52nd Street, New York City. The agenda will include a vote for the election of directors, an advisory vote to approve our 2019 executive compensation and a vote on the selection of our independent auditors. Our CEO, Rich Handler, and our President, Brian Friedman, will discuss our strategy and operating performance and answer your questions.

### Your Feedback

As we noted in our letter last year, based on the feedback we received as part of our 2018 say-on-pay vote, we made a series of meaningful amendments to the executive compensation plan that we originally adopted in early 2018 (a summary of those changes can be found on pages 37-39) and to our Proxy Statement disclosures. We want to express our sincere thanks to you for the frank and useful insights you provided to us during our shareholder outreach that helped to drive those changes.

### 2019

Fiscal year 2019 was another meaningful year in returning capital to our shareholders, furthering our transition to a pure financial services company, and strengthening our platform for the future. One of the year's other notable successes was the ratings upgrade we received from Moody's. We will touch on a few highlights here, but we enthusiastically recommend that you read our CEO and President's annual letter to shareholders and our 2019 Annual Report and Form 10-K available on our Jefferies.com website for a more in-depth analysis.

### Returning Capital

In 2019, we returned $1.1 billion in capital to our shareholders by way of:

- $150 million cash dividends;
- $451 million Spectrum Brands dividend; and
- $506 million worth of repurchases of Jefferies shares.

That capital return in 2019 means that, for the two-year period 2018 through 2019, we returned in excess of $2.4 billion (or 31%) of beginning tangible shareholders' equity, while ending up at November 30, 2019 with $7.66 billion in tangible shareholders' equity (versus an almost identical $7.64 billion two years ago) and $2.2 billion in parent-company liquidity.

It also bears noting that our return of capital to shareholders continues in 2020 as we have increased our quarterly cash dividend from 12.5 cents to 15 cents and as we have continued to repurchase our shares, having completed approximately $326 million in share repurchases fiscal year to date.

## 2019 Highlights

We returned **$1.1 billion** in capital to our shareholders



**$506** million of repurchases of Jefferies shares

**$150** million cash dividends

**$451** million Spectrum Brands dividend

---

For the two-year period 2018 through 2019, we returned in excess of **$2.4 billion** of shareholders' equity and tangible shareholders' equity

---

**$9.6 billion and $7.7 billion** in shareholders' equity and tangible shareholders' equity – **even after $2.4 billion** returned to shareholders

---

We increased our quarterly cash dividend from **$0.125** to **$0.15**

---

Jefferies Senior Debt **upgraded to Baa3** (Moody's)

## Financial Services Transition

In fiscal 2019 we completed additional substantial steps toward our transition to a pure financial services business. As noted above, we distributed to our shareholders our holdings in Spectrum Brands and sold our remaining 31% holding in National Beef, receiving $970 million in cash and final distributions and realizing approximately $205 million in further pre-tax gains on this very successful investment. We cumulatively realized an aggregate of almost $3 billion in cash, or 3.3 times our original investment in National Beef.

## Strengthening Our Platform

Fiscal 2020 finds us with an Investment Banking team fortified by consistent hiring over the past several years; a global Sales and Trading platform that has expanded into new businesses, grown its footprint in Asia and Australia, and increased its market share; an Asset Management business that continues to attract smart, proven managers across diversified, uncorrelated strategies, and that is starting to execute its plan for growth in assets under management; and a legacy Merchant Banking portfolio that has been streamlined and that has an estimated fair value that is approximately 35% higher than its book value, as outlined in detail in our annual shareholders letter.

## Our Perspective

We could not be more enthusiastic about our management team and our prospects for the future. As we discussed above, they have executed well on the Board's business strategy. And, while it is true that our roughly 6% return on tangible deployable equity is not what we seek, our team achieved that in the face of an industry-wide reduction in investment-banking revenues and a portfolio markdown on one investment that hit substantial headwinds in the face of a highly anticipated but unexecuted IPO. We remain impressed by our team and believe we have the right strategy for long-term success for Jefferies and for you, our fellow shareholders.

## Your Vote Matters

Please accept our most sincere gratitude for your investment and partnership with us. We genuinely hope we will see you at our annual shareholders' meeting. If you are not able to attend in person, we ask you to vote by proxy in support of our recommendations. The proxy materials contain necessary information about the matters on which we are asking you to vote. The Jefferies team is open to addressing any questions you may have. Thank you again for your support.

Sincerely,

**The Jefferies Board of Directors**

> "We remain impressed by our team and believe we have the right strategy for long-term success for Jefferies and for you, our fellow shareholders."

**JEFFERIES FINANCIAL GROUP INC.**

# Notice of Annual Meeting of Shareholders

 **Date and Time**
April 17, 2020
at 10:00 a.m.

 **Place**
The Paley Center for Media
Frank A. Bennack, Jr. Theater
25 West 52nd Street
New York, New York 10019

This Proxy Statement is being furnished to our shareholders in connection with the solicitation of proxies by our Board of Directors for use at our 2020 Annual Meeting of Shareholders.

## Purpose of Meeting

| Proposal | Vote Required to Elect or Approve | Board Recommendation | Page Reference |
|---|---|---|---|
| Election of Directors | Majority of the votes cast | ✔ **For** each nominee | ▶ 11 |
| Advisory Vote on 2019 Executive Compensation | Majority of the votes cast | ✔ **For** | ▶ 36 |
| Ratification of Independent Auditors | Majority of the votes cast | ✔ **For** | ▶ 60 |

Consider other matters that properly come before the meeting

## Other Important Information

Shareholders should read Important Information for Our Shareholders beginning on page 68 for additional information, including ways for you to vote prior to the meeting.

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may vote your shares without attending the Annual Meeting. Voting instructions are outlined in the Notice of Internet Availability of Proxy Materials and on your proxy card.

| | | If you are a shareholder of record | If you hold your shares in street name |
|---|---|---|---|
| | By Internet (24 hours a day): | astproxyportal.com/ast/08448 | proxyvote.com |
| | By Telephone (24 hours a day): | 1-888-776-9962 | 1-800-690-6903 |
| | By Mail: | Return a properly executed and dated proxy card in the provided pre-paid envelope | Return a properly executed and dated voting instruction form by mail, depending upon the method(s) your bank, brokerage firm, broker-dealer or other similar organization makes available |

Generally, the deadline for voting by telephone or using the internet is 11:59 p.m. EDT on Thursday, April 16, 2020. Please read Important Information for Our Shareholders for other voting deadlines.

# Proxy Summary

## Who We Are

Jefferies Financial Group is a diversified financial services company engaged in investment banking and capital markets, asset management and direct investing. Jefferies Group LLC, our principal subsidiary, is the largest independent full-service global Investment Banking firm headquartered in the U.S. In our Merchant Banking business, we own a diverse portfolio of businesses and investments that have the potential for significant long-term value appreciation.

Further advancing our transition to a highly focused financial services company, in September 2019 we announced a distribution to our shareholders of our holdings in Spectrum Brands, which was completed in October 2019. Further, in November 2019 we announced our agreement to sell our remaining 31% holdings in National Beef, which closed later in November. And, further streamlining our Merchant Bank, in April 2019 we announced our agreement to buy the remaining 30% of HomeFed that we did not already own, and we now include legacy HomeFed real estate holdings as part of our Real Estate Assets.

For more information, please see our Form 10-K filed on January 29, 2020.

## Proposal I

### Election of Directors

- Our directors are elected at each annual meeting of shareholders and hold office for a one-year term.
- The Nominating and Corporate Governance Committee considers and chooses nominees for our Board with the primary goal of presenting a diverse slate of candidates who will serve the Board, its Committees, Jefferies and our shareholders.
- 25% of our Board represents a gender or ethnic minority and 33% of our Board has a tenure of five years or less.



**The Board recommends a vote FOR each of the director nominees**



**Page 11**

# Our Director Nominees

| Name and Age | Tenure | Other Public Directorships (Non-Portfolio) | Jefferies Committees | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | A | C | ESG | NCG | RLO | VO |
| **Linda L. Adamany,** 67<br>Independent | 2014 | Coeur Mining Inc.<br>BlackRock Institutional Trust Company | ○ | | ○ | ○ | ● | ○ |
| **Barry J. Alperin,** 79<br>Independent | 2018 | Henry Schein, Inc. | ○ | ○ | ● | ○ | | ○ |
| **Robert D. Beyer,** 60<br>Independent | 2013 | Crescent Acquisition Corp | | ● | | | ○ | |
| **Francisco L. Borges,** 68<br>Independent | 2013 | Assured Guaranty, Ltd.<br>Davis Selected Funds | ○ | | ○ | ○ | | |
| **Brian P. Friedman,** 64<br>President | 2013 | None | | | | | | |
| **MaryAnne Gilmartin,** 55<br>Independent | 2018 | Mack-Cali Realty Corporation | | | ○ | ○ | ○ | |
| **Richard B. Handler,** 58<br>*Chief Executive Officer* | 2013 | None | | | | | | |
| **Robert E. Joyal,** 75<br>Independent | 2013 | Barings Funds<br>MassMutual Funds | | ○ | ○ | ● | | |
| **Jacob M. Katz,** 67<br>Independent | 2018 | Herc Holdings Inc. | ● | | ○ | | ○ | ○ |
| **Michael T. O'Kane,** 74<br>*Lead Independent Director* | 2013 | Assured Guaranty, Ltd. | | ○ | | ○ | | ● |
| **Stuart H. Reese,** 64<br>Independent | 2013 | None | ○ | | | | ○ | |
| **Joseph S. Steinberg,** 76<br>*Chairman of the Board* | 1978 | Crimson Wine Group Ltd. | | | | | | |

A Audit
C Compensation
ESG ESG Oversight
NCG Nominating and Corporate Governance
RLO Risk and Liquidity Oversight
VO Valuation Oversight

○ Member
● Chair

**BOARD OF DIRECTORS SKILLS AND EXPERIENCE**



| | | |
|---|---|---|
| Audit & Financial Expertise | Corporate Strategy & Business Development | Corporate Governance |
| Ethics/Social Responsibility Oversight | Financial Services | International Business & Operations |
| Executive Leadership & Management | Mergers & Acquisitions | Private Equity |
| Risk Oversight | Expertise in Portfolio Company Related Industry | |

---

**DIRECTORS BY TENURE**

0-3 years


4-7 years


>7 years


*Average Tenure 8.2 years*

**DIRECTOR DIVERSITY**



**25%**
Diverse

9
3

*3 of 12 Directors are gender or ethnically diverse*

**DIRECTORS BY AGE**



**25%** 55-60
**17%** 76 and older
**33%** 61-67
**25%** 68-75

*Average Age ~67 years*

---

# Corporate Governance

**ONGOING PRACTICES**

- Independent Lead Director
- Majority Voting
- Board Refreshment
- Clawback Policy
- Prohibition on Hedging
- Independent Compensation Consultant

**ENHANCEMENTS**

- New ESG Oversight Committee **NEW**
- Mirrored Boards
- New Committees
- Shareholder Proxy Access
- Individual Director Assessments
- CEO and President Stock Ownership Guidelines

- Minimum Holding Periods of Vested Equity
- CEO and President Evaluations
- Corporate Social Responsibility Principles
- Shareholder Engagement
- Increased Director Stock Ownership Guidelines

## Proposal II

### Advisory Vote on 2019 Executive Compensation

- As reported in last year's proxy statement, between 2018 and early 2019 the Compensation Committee made a series of meaningful and material changes to our executive compensation plan, the final results of which are summarized on the next page, in direct response to feedback from our shareholders.

- Based on the Compensation Committee's changes to our plan, there were substantial decreases in stated compensation targets (28% decrease on cash compensation target and 10% reduction in total incentive compensation), and increased performance thresholds and targets resulted in implied decreases in incentive compensation of 17%.

- Because of those changes and the long-term performance nature of our plan, our executives remain at risk of losing their long-term equity grants for compensation year 2019.

- As it pertains to cash bonus compensation, the Compensation Committee has decided to pay each of our executives $3.25 million for compensation year 2019 based on strong business and strategic results discussed in more detail on pages 47-49. Our executives also earned a performance-based long-term incentive bonus of $4.5 million relating to compensation year 2018 because compounded ROTDE for the two-year period 2018 through 2019 was 12.03%.

 **The Board recommends a vote FOR the 2019 Executive Compensation**

 **Page 36**

# Elements of 2019 Compensation (CEO and President)

**At Risk**

4%

28% — **Cash**

68% — **Equity**

**ANNUAL BASE SALARY**

$1 million

## SHORT-TERM INCENTIVE



**ROTDE**

| 6% | 9% | 12% |
|---|---|---|
| Threshold | Target | Capped Performance |

**Targeted Amount: $6.5 million per year**

- Single-year performance award based upon Return on Tangible Deployable Equity ("ROTDE")
- Potential 75% upside if ROTDE is greater than or equal to 12%
- Committee has discretion to increase or decrease incentive
- Upside capped at 100% of target

## LONG-TERM INCENTIVE

Target = 30% TSR

| Year 1 | Year 2 | Year 3 |
|---|---|---|

- To achieve target, 9% compounded annual TSR required
- Targeted performance results in approximately 30% growth in share price
- Must achieve 6% compound annual TSR to earn any shares
- Performance measurements and vesting occur after the end of the third year

**Targeted Amount: $16 million (3 year test and vesting)**

Target compensation of $16 million, but award is not vested until the end of the three-year measurement period of compounded annual Total Shareholder Return ("TSR")

- 2019 Award vests during first quarter of fiscal year 2022

### 2019 Plan modified by relative TSR performance:

- If relative compounded annual TSR is below 50th percentile, award capped at target
- If relative compounded annual TSR is above 50th percentile, award increases by between 1.5% and 75% of target

Percentage Payout of Equity Compensation

175%
150%
125%
100%
75%
50%
25%
0%

No Equity Compensation Unless TSR ≥ 6%

No Equity Compensation Above Target Unless Jefferies TSR ≥ Median Peer TSR

0% 1% 2% 3% 4% 5% 6% 7% 8% 9%
Absolute TSR

0% 50% 100%
Relative TSR Rank

### TSR Performance Metric

- 3-year performance cycle measuring three-year compounded annual TSR
- All RSUs are forfeited if three-year compounded annual TSR < 6%
- Targeted 9% three-year compounded annual TSR (approximately 30% growth in stock price)
- Relative TSR Modifier
- Responding directly to our January–February 2019 engagement with our fellow shareholders, we set the relative TSR modifier at the 50th percentile versus our peers (i.e., the median)
  - If relative TSR < 50th percentile, RSU award capped at target even if absolute TSR is > 9%
  - If relative TSR > 50th percentile, RSU award increases by 1.5% of target compensation for each percentile point above median, but only if absolute TSR ≥ 9%

## Proposal III

Ratification of
Independent
Auditors

- The Audit Committee selected Deloitte & Touche LLP as our independent auditors for 2020.

- This proposal is being submitted to shareholders because we believe that this action follows sound corporate practice and is in the best interests of our shareholders.

- This is a non-binding proposal.

 **The Board recommends a vote FOR the ratification of Deloitte & Touche LLP as our independent auditors**

 **Page 60**

# Table of Contents

**Corporate Governance Matters** 11

**Proposal I** **Election of Directors** 11

Biographies of Directors 12

Board Skills & Experience and
Demographic Matrix 24

Board Diversity 25

The Board's Role and Responsibilities 25

Board Structure 26

Board Practices, Processes and Policies 31

Fiscal 2019 Director Compensation 34

**Executive Compensation** 36

**Proposal II** **Advisory Vote on 2019
Executive Compensation** 36

Compensation Committee Report 36

**Compensation Discussion and Analysis** 37

Overview 37

Our Executive Compensation Philosophy 39

Our Compensation Process and Plan Design 40

2019 Executive Compensation Plan 44

Elements of our Compensation Program 50

Other Considerations 53

Executive Compensation Tables 54

2019 Compensation Plan Outcomes 55

Potential Payments upon Termination of
Employment or Change-in-Control 58

Other Compensation Information 59

**Audit Matters** 60

**Proposal III** **Ratification of
Independent Auditors** 60

Fees Paid to Our Independent Auditors 60

Audit Committee Report 61

**Stock Ownership Information** 62

Ownership of Our Common Shares 62

**Additional Information** 64

Biographies of Other Executive Officers 64

Indemnification 65

Reconciliations and Use of Non-GAAP
Financial Measures 66

Forward-Looking Statements 67

**Important Information for Our Shareholders** 68

# Corporate Governance Matters

| Proposal I | Election of Directors<br>✓ **The Board recommends a vote FOR each of the director nominees** |
|---|---|



Our directors are elected at each annual meeting of shareholders and hold office for a one-year term. Our Nominating and Corporate Governance Committee considers and chooses nominees for our Board with the primary goal of presenting a diverse slate of candidates who will serve the Board, its Committees, Jefferies and our shareholders, taking into account the attributes of each candidate's professional skillset and credentials, as well as gender, age, ethnicity and personal background. In evaluating nominees, the Nominating and Corporate Governance Committee reviews each candidate's background and assesses each candidate's independence, skills, experience and expertise based upon myriad factors, including the candidate's individual director assessment. Directors should have the highest professional and personal ethics, integrity and character that conform to our standards. Directors should also have experience at the governance and policy-making level in their respective fields. The Nominating and Corporate Governance Committee will consider whether a candidate for director has a proven professional background that displays the ability to make important judgments as Board members. The Committee also determines whether a candidate's skills and experience complement existing Board members' skills and experience.

As illustrated by their biographies and highlighted in the chart below, each of our directors was chosen because his or her background provides each director with the experience and skillset geared toward helping us succeed. Our directors bring to us strong executive operating experience; expertise in the financial services sector; accounting expertise; broad experience in such diverse sectors as oil and gas, mining, investment management, retail food, real estate, private equity, communications, media, government and international banking, among others; and a meaningful commitment to community and public service. That wealth of knowledge and experience is ideally suited to our diverse financial services and Merchant Banking platforms.

## BOARD OF DIRECTORS SKILLS AND EXPERIENCE



Executive Leadership & Management
100%
Corporate Governance
100%
Financial Services
100%
Corporate Strategy & Business Development
92%
Risk Oversight
100%
Audit & Financial Expertise
83%
International Business & Operations
50%
Ethics/Social Responsibility Oversight
67%
Mergers & Acquisitions
75%
Expertise in Portfolio Company Related Industry
100%
Private Equity
83%

Unless otherwise directed, proxies will be voted for our 12 nominees and, if a nominee becomes unavailable for election, for the substitute nominee as proposed by our Board of Directors.

# Biographies of Directors



## Linda L. Adamany
Independent Director
Director since 2014

### Committees

- Audit
- Nominating and Corporate Governance
- Risk and Liquidity Oversight (chair)
- Valuation Oversight
- ESG Oversight Committee

### Relevant Skills

- Audit & Financial Expertise
- Corporate Strategy & Business Development
- Corporate Governance
- Ethics/Social Responsibility Oversight
- Financial Services
- International Business & Operations
- Executive Leadership & Management
- Mergers & Acquisitions
- Private Equity
- Risk Oversight
- Expertise in Portfolio Company Related Industry

### Key Qualifications

Ms. Adamany's financial and operating executive experience in multiple industries brings the perspective of an experienced leader, particularly to our oil and gas and mining businesses. Ms. Adamany has been a director of Jefferies Group since November 2018 and her additional experience serving on the boards of directors and committees of other public companies, including an ethics committee and audit committee as chair, as well as previous compensation and corporate governance committees experience, qualifies her for service on our Board.

### Professional Highlights

Ms. Adamany served in several capacities at BP plc from 1980 until her retirement in August 2007, most recently from April 2005 until August 2007 as a member of the five-person Refining & Marketing Executive Committee responsible for overseeing the day-to-day operations and human resources management of BP plc's Refining and Marketing business segment. She also served as Executive Assistant to the Group Chief Executive from October 2002 until March 2005 and as Chief Executive of BP Shipping from October 1999 until September 2002.

### Other Engagements

Ms. Adamany serves as a director, member of the Environmental, Health, Safety and Social Responsibility Committee and Chair of the Audit Committee of Coeur Mining Inc., the largest U.S.-based primary silver and gold producer, listed on the NYSE and the Toronto Stock Exchange. Ms. Adamany also serves as a director of BlackRock Institutional Trust Company, N.A., where she serves as a member of their Audit Committee. From October 2017 through April 2019, Ms. Adamany also served as a director and member of both the Audit Committee and the Safety, Assurance and Business Ethics Committee of Wood, a global leader in the delivery of project, engineering and technical services to energy and industrial markets, listed on the London Stock Exchange, following its acquisition of AMEC Foster Wheeler plc. Prior to that time, from October 2012 until October 2017, Ms. Adamany served as a member of the board of directors of AMEC Foster Wheeler plc, and chaired the Health, Safety, Environmental and Reputation Committee and served as a member of the Audit, Nominations & Governance, and Compensation Committees.

### Education

Ms. Adamany is a C.P.A. and holds a B.S. in Business Administration with a major in Accounting, *magna cum laude*, from John Carroll University.



# Barry J. Alperin

Independent Director
Director since 2018

## Committees

- Audit
- Compensation
- Nominating and Corporate Governance
- Valuation Oversight
- ESG Oversight Committee (chair)

## Relevant Skills

- Audit & Financial Expertise
- Corporate Strategy & Business Development
- Corporate Governance
- Ethics/Social Responsibility Oversight
- Financial Services
- Executive Leadership & Management
- Mergers & Acquisitions
- Private Equity
- Risk Oversight
- Expertise in Portfolio Company Related Industry

## Key Qualifications

Mr. Alperin's tenure as a director of Jefferies Group since December 2013 provides us with continued oversight of our financial services businesses. His broad experience in financial transactions, including corporate mergers and acquisitions provides additional board oversight to our Investment Banking and Merchant Banking platforms. His experience serving on the boards of directors and committees of both public and private companies qualifies him for service on our Board.

## Professional Highlights

Mr. Alperin served as Vice Chairman of Hasbro, Inc. from 1990 through 1995, as Co-Chief Operating Officer of Hasbro from 1989 through 1990 and as Senior Vice President or Executive Vice President of Hasbro from 1985 through 1989. He was a director of Hasbro from 1985 through 1996.

Prior to joining Hasbro, Mr. Alperin practiced law in New York City for 20 years, dealing with corporate, public and private financial transactions, corporate mergers and acquisitions, compensation issues and securities law matters.

## Other Engagements

Mr. Alperin currently serves as a director of Henry Schein, Inc. since 1996 and is a director of a privately held marine construction corporation, Weeks Marine, Inc. Mr. Alperin was also a director of Fiesta Restaurant Group from July 2012 through April 2019.

He serves as a trustee and member of the Executive Committee of The Caramoor Center for Music and the Arts, President Emeritus and a Life Trustee of The Jewish Museum in New York City and is a past President of the New York Chapter of the American Jewish Committee where he also served as Chairman of the Audit Committee of the national organization. Mr. Alperin also formerly served as Chairman of the Board of Advisors of the Tucker Foundation at Dartmouth College, was President of the Board of the Stanley Isaacs Neighborhood Center in New York City, was a trustee of the Hasbro Children's Foundation, was President of the Toy Industry Association and was a member of the Columbia University Medical School Health Sciences Advisory Council.

## Education

Mr. Alperin received a B.A in Economics, *magna cum laude*, from Dartmouth College, an M.B.A., *with high distinction*, from the Amos Tuck School of Business and a J.D., *cum laude*, from the Harvard Law School.



# Robert D. Beyer
Director since 2013

**Committees**

- Compensation (chair)
- Risk and Liquidity Oversight

**Relevant Skills**

- Audit & Financial Expertise
- Corporate Strategy & Business Development
- Corporate Governance
- Financial Services
- International Business & Operations
- Executive Leadership & Management
- Mergers & Acquisitions
- Private Equity
- Risk Oversight
- Expertise in Portfolio Company Related Industry

**Key Qualifications**

Mr. Beyer's leadership experience, particularly in risk oversight of asset management and financial services businesses, is valuable to our financial services focus and, in particular, Jefferies' Investment Banking platform. His additional experience as a director of Jefferies Group since November 2018 as well as serving on the boards of directors and committees of other public and private companies, including audit, compensation and corporate governance committees, qualifies him for service on our Board.

**Professional Highlights**

Mr. Beyer is Chairman of Chaparal Investments LLC, a private investment firm and holding company and Executive Chairman of Crescent Acquisition Corp, a special-purpose acquisition company (NASDAQ: CRSA). From 2005 to 2009, Mr. Beyer served as Chief Executive Officer of The TCW Group, Inc., a global investment management firm. Mr. Beyer previously served as President and Chief Investment Officer from 2000 until 2005 of Trust Company of the West, the principal operating subsidiary of TCW.

**Other Engagements**

Mr. Beyer also serves on the boards of the USC Dornsife School of Letters, Arts and Sciences, the Harvard-Westlake School and the Milwaukee Brewers Baseball Club. Mr. Beyer formerly served as a director of The Kroger Co. (1999-2019) and of The Allstate Corporation (2006-2016), each NYSE listed companies. Mr. Beyer was also formerly a director of Société Générale Asset Management, S.A. and The TCW Group, Inc.

**Education**

Mr. Beyer received an M.B.A. from the UCLA Anderson School of Management and a B.S. from the University of Southern California.



# Francisco L. Borges

Director since 2013

## Committees

• Audit
• Nominating and Corporate Governance
• ESG Oversight Committee

## Relevant Skills

• Corporate Strategy & Business Development
• Corporate Governance
• Financial Services
• Executive Leadership & Management

• Mergers & Acquisitions
• Private Equity
• Risk Oversight
• Expertise in Portfolio Company Related Industry
• ESG Oversight Experience

## Key Qualifications

Mr. Borges' managerial and investing experience in the financial services sector, particularly in the field of asset management, provides oversight to our Merchant Banking and financial services businesses. His focus on civic leadership and experience serving on the boards of directors and committees of both public and private companies, including a compensation committee and an audit committee, as well as Jefferies Group since November 2018, qualify him for service on our Board.

## Professional Highlights

Mr. Borges is Chairman of Landmark Partners, LLC, an institutional alternative investment firm, specializing in private equity and real estate secondary market investments, where he has been employed since 1999. Prior to joining Landmark, Mr. Borges served as managing director of Financial Guaranty Insurance Company. Mr. Borges was Treasurer of the State of Connecticut, served as Deputy Mayor of the City of Hartford and legal counsel for The Travelers Insurance Company.

## Other Engagements

Mr. Borges is Chairman of the Board of Directors of Assured Guaranty, Ltd., an NYSE listed company, and serves on its Environmental and Social Responsibility Committee. Mr. Borges is also on the Boards of Davis Selected Funds, Knight Foundation, Connecticut Public Broadcasting Network and Millbrook School.

## Education

Mr. Borges received a B.A. from Trinity College in Hartford, Connecticut and a J.D. from the University of Connecticut – School of Law.



# Brian P. Friedman

President
Chairman of the Executive Committee
of Jefferies Group
Director since 2013

### Committees

- None

### Relevant Skills

- Audit & Financial Expertise
- Corporate Strategy & Business Development
- Corporate Governance
- Ethics/Social Responsibility Oversight
- Financial Services
- International Business & Operations

- Executive Leadership & Management
- Mergers & Acquisitions
- Private Equity
- Risk Oversight
- Expertise in Portfolio Company Related Industry

### Key Qualifications

As our President for seven years and a long-standing executive officer of Jefferies Group, Mr. Friedman brings managerial, strategic, transactional and investing experience in a broad range of businesses and, most significantly, in financial services. His additional extensive experience serving on the boards of directors of both public and private companies qualifies him for service on our Board.

### Professional Highlights

Mr. Friedman has served as a director and our President since March 2013 and has been a director and executive officer of Jefferies Group since July 2005 and Chairman of the Executive Committee of Jefferies Group since 2002. Since 1997, Mr. Friedman has also served as President of Jefferies Capital Partners (formerly, FS Private Investments), a private equity fund management company controlled by Mr. Friedman and in which we have an ownership interest, and that is in the process of winddown of its legacy funds. Mr. Friedman was previously employed by Furman Selz LLC and its successors, including serving as Head of Investment Banking and a member of its Management and Operating Committees. Prior to his seventeen years with Furman Selz and its successors, Mr. Friedman was an attorney with Wachtell, Lipton, Rosen & Katz.

### Stock Ownership

Since becoming an executive officer of Jefferies Group in 2005 and as President of Jefferies Financial Group, almost 71% of Mr. Friedman's compensation has consisted of non-cash equity related securities vesting over three to five years. Aside from charitable donations and tax-related sales, Mr. Friedman has not sold any of his Jefferies shares.

### Other Engagements

As a result of his historic management of various private equity funds and the significant equity positions those funds held in their portfolio companies, Mr. Friedman served on a number of boards of directors of such private and public portfolio companies. Mr. Friedman currently serves as our representative on the board of Fiesta Restaurant Group since 2012 and served as a board member of HomeFed Corporation from 2014 to July 2019.

Mr. Friedman is also engaged in a range of philanthropic efforts personally and through his family foundation and serves as the Chairman of the Board of Strive International, a workforce training effort, and Non-Executive Vice President of the HC Leukemia Foundation.

### Education

Mr. Friedman received a J.D. from Columbia Law School and a B.S. in Economics and M.S. in Accounting from The Wharton School, University of Pennsylvania.



# MaryAnne Gilmartin
Director since 2018

## Committees

- Nominating and Corporate Governance
- Risk and Liquidity Oversight
- ESG Oversight Committee

## Relevant Skills

- Corporate Strategy & Business Development
- Corporate Governance
- Financial Services
- Executive Leadership & Management
- Risk Oversight
- Expertise in Portfolio Company Related Industry

## Key Qualifications

Ms. Gilmartin's tenure as a director of Jefferies Group since March 2015 provides us with continued oversight of our financial services businesses. Her broad executive management experience, consulting roles and entrepreneurial spirit complement our Board and provides additional oversight to our Merchant Banking efforts.

## Professional Highlights

Ms. Gilmartin is Co-Founder and Chief Executive Officer of L&L MAG, a New York-based real estate development firm. Previously, she was the Chief Executive Officer and President of Forest City Ratner Companies, LLC, a subsidiary of Forest City Realty Trust, Inc. (formerly, Forest City Enterprises, Inc.) from April 17, 2013 until January 2018. Ms. Gilmartin served as an Executive Vice President of Commercial Development and Leasing of Forest City Ratner Companies, LLC until April 17, 2013 and co-managed the Commercial Development division. During her tenure, she led the efforts to build Barclays Center, the state-of-the-art sports and entertainment venue and the centerpiece of the $4.9 billion, 22-acre mixed-use Pacific Park Brooklyn development. Ms. Gilmartin oversaw the development of The New York Times Building; New York by Gehry; and the Tata Innovation Center at Cornell Tech. Additionally, Ms. Gilmartin directed the leasing of Forest City Ratner's five million square foot commercial portfolio at MetroTech Center in Brooklyn, New York.

Prior to joining Forest City Ratner Companies, Ms. Gilmartin served as Managing Director for Consulting Services at Grubb & Ellis Companies, advising corporations and developers on real estate and relocation needs. Previously, she served as Assistant Vice President for Commercial Development at the New York City Economic Development Corporation (EDC) during the Koch and Dinkins administrations. While with the EDC, she managed New York City's corporate retention program, which played a key role in retaining companies considering relocation from New York City, including Bear Stearns, Morgan Stanley and Chase Manhattan Bank.

## Other Engagements

In 2019, Ms. Gilmartin was appointed to the board of directors of Mack-Cali Realty Corporation, a publicly traded real estate investment trust. Ms. Gilmartin serves as Vice Chair of New York Public Radio, Inc. and as a member of the Executive Committee of the Brooklyn Academy of Music Inc. In addition, she serves as a Member of the Executive Committee and Board of Governors of the Real Estate Board of New York, Chair Emeritus of the Downtown Brooklyn Partnership and as a Member of the Industry Advisory Board of the MS Real Estate Development Program at Columbia University.

## Education

Ms. Gilmartin graduated with a B.A. in Political Science, *summa cum laude*, and a Master's of Public Administration, both from Fordham University.



# Richard B. Handler

Chief Executive Officer
Chairman of the Board,
Chief Executive Officer and
President of Jefferies Group
Director since 1990

## Committees

- None

### Relevant Skills

- Audit & Financial Expertise
- Corporate Strategy & Business Development
- Corporate Governance
- Ethics/Social Responsibility Oversight
- Financial Services
- International Business & Operations
- Executive Leadership & Management
- Mergers & Acquisitions
- Private Equity
- Risk Oversight
- Expertise in Portfolio Company Related Industry

## Key Qualifications

As Jefferies Group CEO for almost 20 years and Jefferies' CEO for the past seven years, Mr. Handler has the requisite managerial and investing experience necessary to lead our investment and Merchant Banking businesses. His extensive experience leading our and Jefferies Group's Boards and his years of managerial leadership qualify him for service on our Board.

## Professional Highlights

Mr. Handler has been with Jefferies Group since 1990 and has served as its Chief Executive Officer since 2001 and Chairman since 2002, making him the longest serving CEO on Wall Street. Mr. Handler has served as a director and as our Chief Executive Officer of Jefferies Financial Group since 2013. Prior to Jefferies, Mr. Handler worked at Drexel Burnham Lambert in the High Yield Bond Department.

## Stock Ownership

Nearly 75% of Mr. Handler's compensation during his 30 year tenure has consisted of non-cash, equity-related securities vesting over three to five years. Aside from charitable donations and tax-related sales, Mr. Handler has never sold any of his Jefferies shares.

## Other Engagements

Mr. Handler is President and a director of Landcadia Holdings II, Inc., a publicly listed special purpose acquisition company sponsored by us and Fertitta Entertainment, Inc, and he previously served as Co-Chairman and President of Landcadia Holdings, Inc., from 2016 – 2018.

Mr. Handler is Chairman and CEO of the Handler Family Foundation, a non-profit organization that focuses on many philanthropic areas, including providing 4-year all-inclusive fully-paid college educations each year to 15 of the most talented and deserving students coming from challenging backgrounds and circumstances. The Foundation also works to protect the environment by protecting endangered species, primarily endangered wolves.

Mr. Handler also serves as the Chairman of the Global Diversity Council at Jefferies.

## Education

Mr. Handler received an M.B.A. from Stanford University in 1987 and a B.A. in Economics (*magna cum laude*, High Distinction) from the University of Rochester in 1983 where he also serves as Chairman of the Board of Trustees.



# Robert E. Joyal
Director since 2013

## Committees

- Compensation
- Nominating and Corporate Governance (chair)
- ESG Oversight Committee

## Relevant Skills

- Audit & Financial Expertise
- Corporate Strategy & Business Development
- Corporate Governance
- Ethics/Social Responsibility Oversight
- Financial Services
- Executive Leadership & Management
- Private Equity
- Risk Oversight
- Expertise in Portfolio Company Related Industry

## Key Qualifications

Mr. Joyal's years as a director of Jefferies Group from January 2006 through April 2014 and since November 2018 and his managerial and investing experience in the insurance and investment management sectors brings oversight to our investment and Merchant Banking businesses. His additional experience serving on the boards of directors and committees of both public and private companies, including nominating and corporate governance committees (serving as chair), qualifies him for service on our Board.

## Professional Highlights

Mr. Joyal was the President of Babson Capital Management LLC, an investment management firm, a position that he held from 2001 until his retirement in June 2003. Mr. Joyal served as Managing Director of Babson from 2000 to 2001. He also served as Executive Director from 1997 to 1999 and Vice President and Managing Director from 1987 to 1997 of Massachusetts Mutual Life Insurance Company, a mutually owned financial protection, accumulation and income management company. Mr. Joyal was a director of Ormat Technologies from 2012 to 2017.

## Other Engagements

Mr. Joyal is a trustee of Barings Corporate Investors and Barings Participation Investors (closed end funds), a trustee of the MassMutual Funds (a fund family advised by the Massachusetts Mutual Life Insurance Company) and sits on the investment committees of various private equity and mezzanine funds sponsored by First Israel Mezzanine Investors.

## Education

Mr. Joyal received an M.B.A. from Western New England College, received a B.A. in Business Administration from St. Michael's College and is a Chartered Financial Analyst.



# Jacob M. Katz

Director since 2018

## Committees

- Audit (chair)
- Risk and Liquidity Oversight
- Valuation Oversight
- ESG Oversight Committee

## Relevant Skills

- Audit & Financial Expertise
- Corporate Strategy & Business Development
- Corporate Governance
- Ethics/Social Responsibility Oversight
- Financial Services
- International Business & Operations
- Executive Leadership & Management
- Mergers & Acquisitions
- Private Equity
- Risk Oversight
- Expertise in Portfolio Company Related Industry

## Key Qualifications

Mr. Katz, a director of Jefferies Group since September 2016 and a director of Jefferies International Limited since November 2017, brings broad and extensive oversight to our financial services business as a result of his executive management and leadership skills gained as the national managing partner and global leader of a financial advisory firm as well as his extensive financial knowledge and experience. His additional experience serving on the boards of directors and committees of both public and private companies, including audit committees and a finance committee qualifies him for service on our Board.

## Professional Highlights

Mr. Katz was the national managing partner and global leader of financial services at Grant Thornton LLP, a member firm of one of the world's leading organizations of independent audit, tax and advisory firms, from 2013 until his retirement in July 2016. Mr. Katz was employed by Grant Thornton for nearly 40 years, during which time he led Grant Thornton's financial services practice for approximately 20 years. He held various other leadership roles at Grant Thornton, including as the Northeast region managing partner from 2010 to 2013, as the New York office managing partner from 2003 to 2013 and as a member of the firm's partnership board from 1999 to 2012, holding the title of chairman of the board for much of that time.

## Other Engagements

He currently serves on the board of Herc Holdings Inc., a New York Stock Exchange listed equipment rental supplier.

Mr. Katz is an advisor to private companies, including a Board Advisor of a data solutions and protection company, and has served on the boards of various not for profit organizations. Mr. Katz is a member of the Economics Club of New York and The National Association of Corporate Directors. Mr. Katz also served for a number of years on the Global Public Policy Committee (GPPC) - Bank Working Group, the global forum of representatives from the six largest international accounting networks.

Mr. Katz is a C.P.A. and received an M.B.A. in taxation from the City University of New York and a B.A. in accounting from Brooklyn College.



# Michael T. O'Kane
## Lead Independent Director
Director since 2013

### Committees

- Compensation
- Nominating and Corporate Governance
- Valuation Oversight (chair)

### Relevant Skills

- Audit & Financial Expertise
- Corporate Governance
- Financial Services
- Executive Leadership & Management
- Private Equity
- Risk Oversight
- Expertise in Portfolio Company Related Industry

### Key Qualifications

Mr. O'Kane's years as a director of Jefferies Group from January 2006 through April 2014 and since November 2018 and his managerial and investing experience in the financial sector, particularly in the area of asset management, brings oversight to our merchant and financial services businesses. His additional experience serving on the boards of directors and committees of both public and private companies qualifies him for service on our Board.

### Professional Highlights

From 1986 to 2004, Mr. O'Kane served in various capacities for TIAA, first as a Managing Director – Private Placements from 1986 to 1990, then as Managing Director – Structured Finance from 1990 to 1996 and finally as Senior Managing Director – Securities Division from 1996 to 2004, when he was responsible for approximately $120 billion of fixed income and $3.5 billion of private equity assets under management.

### Other Engagements

Since August 2005, Mr. O'Kane has also served on the Board of Directors of Assured Guaranty, is currently serving on its Audit Committee, is Chair of its Finance Committee and was previously a member of its Risk Oversight Committee. In addition, Mr. O'Kane served on the Board of Trustees of Scholarship America, a non-profit company engaged in providing scholarships for young students to attend college, from 2001 to 2006. Mr. O'Kane was also the Chief Financial Officer of Motor Coils Manufacturing Company during 1984 and 1985.

### Education

Mr. O'Kane received an M.B.A. in Finance from Rutgers Graduate School of Business and an A.B. in Economics from Lafayette College.



# Stuart H. Reese
Director since 2013

### Committees

- Audit
- Risk and Liquidity Oversight

### Relevant Skills

- Audit & Financial Expertise
- Corporate Strategy & Business Development
- Corporate Governance
- Ethics/Social Responsibility Oversight
- Financial Services
- Executive Leadership & Management
- Mergers & Acquisitions
- Risk Oversight
- Expertise in Portfolio Company Related Industry

### Key Qualifications

Mr. Reese's directorship of Jefferies Group since November 2018 and his managerial and investing experience in the insurance and investment management sectors brings oversight to our Merchant Banking and financial services businesses. His additional experience serving on the boards of directors of both public and private companies qualifies him for service on our Board.

### Professional Highlights

Mr. Reese has served as Chairman of MassMutual from 2007 through 2010 and as its CEO and President from 2005 through 2009. Prior to 2005, Mr. Reese served as Executive Vice President and Chief Investment Officer of MassMutual. Mr. Reese also held various leadership positions at several MassMutual subsidiaries, serving as Chairman and CEO of Babson Capital Management LLC, Chairman of Cornerstone Real Estate Advisers LLC and as a director of Oppenheimer Acquisition Corporation. Mr. Reese joined MassMutual in 1993, coming from Aetna Life and Casualty Company. Mr. Reese also previously served as director of the Federal Reserve Bank of Boston.

### Other Engagements

Mr. Reese serves on the Board of Directors of the Lahey Clinic Foundation, a not-for-profit organization affiliated with Lahey Hospital & Medical Center.

### Education

Mr. Reese received an M.B.A., with *high distinction,* at the Amos Tuck School of Business Administration at Dartmouth College and a B.A. in Biology from Gettysburg College.



# Joseph S. Steinberg

Chairman

Director since 1978

**Committees**

• None

**Relevant Skills**

• Audit & Financial Expertise
• Corporate Strategy & Business Development
• Corporate Governance
• Ethics/Social Responsibility Oversight
• Financial Services
• International Business & Operations

• Executive Leadership & Management
• Mergers & Acquisitions
• Private Equity
• Risk Oversight
• Expertise in Portfolio Company Related Industry

**Key Qualifications**

As our Chairman and with over 40 years of executive leadership experience with us, Mr. Steinberg has the requisite managerial and investing experience necessary to continue as one of our senior executives. Mr. Steinberg has been a director of Jefferies Group since April 2008 and his extensive experience with our other portfolio companies and investments and experience on the boards of directors and committees of both public and private companies qualify him for service on our Board.

**Professional Highlights**

Mr. Steinberg has served as a director since December 1978, our Chairman since March 2013 and was our President from January 1979 until March 2013.

**Other Engagements**

Mr. Steinberg currently serves on the Board of Directors of Crimson Wine Group, Ltd., which was spun off to our shareholders in February 2013.

Previously, he served as our representative as a board member overseeing our investments in HomeFed Corporation and Spectrum Brands Holdings, Inc. through 2019 and as a director of Fidelity & Guaranty Life from 2015 to 2017.

**Education**

Mr. Steinberg received an M.B.A. from Harvard Business School and an A.B. in Government from New York University.

# Board Skills & Experience and Demographic Matrix

| Skills & Experience | Linda Adamany | Barry Alperin | Robert Beyer | Francisco Borges | Brian Friedman | MaryAnne Gilmartin | Richard Handler | Robert Joyal | Jacob Katz | Michael O'Kane | Stuart Reese | Joseph Steinberg |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Audit & Financial Expertise | ● | ● | ● | | ● | | ● | ● | ● | ● | ● | ● |
| Corporate Strategy & Business Development | ● | ● | ● | ● | ● | ● | ● | ● | ● | | ● | ● |
| Corporate Governance | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| Ethics/Social Responsibility Oversight | ● | ● | | | ● | | ● | ● | ● | | ● | ● |
| Financial Services (Incl. Asset Management & Investment Banking) | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| International Business & Operations | ● | | ● | | ● | | ● | | ● | | | ● |
| Executive Leadership & Management | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| Mergers & Acquisitions | ● | ● | ● | ● | ● | | ● | | ● | | ● | ● |
| Private Equity | ● | ● | ● | ● | ● | | ● | ● | ● | ● | | ● |
| Risk Oversight | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| Expertise in Portfolio Company Related Industry | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| **Demographic Background** | | | | | | | | | | | | |
| Years on Board | 6 | 1 | 7 | 6 | 7 | 1 | 7 | 7 | 1 | 7 | 7 | 41 |
| **Gender** | | | | | | | | | | | | |
| Male | | ● | ● | ● | ● | | ● | ● | ● | ● | ● | ● |
| Female | ● | | | | | ● | | | | | | |
| **Age** | | | | | | | | | | | | |
| At March 3, 2020 | 67 | 79 | 60 | 68 | 64 | 55 | 58 | 75 | 67 | 74 | 64 | 76 |
| **Race/Ethnicity** | | | | | | | | | | | | |
| African American/Black | | | | ● | | | | | | | | |
| Asian, Hawaiian, or Pacific Islander | | | | | | | | | | | | |
| White/Caucasian | ● | ● | ● | | ● | ● | ● | ● | ● | ● | ● | ● |
| Hispanic/Latino | | | | | | | | | | | | |
| Native American | | | | | | | | | | | | |
| Other | | | | | | | | | | | | |
| **Number of Non-Portfolio Company Outside Public Boards** | **2** | **1** | **1** | **2** | **0** | **1** | **0** | **2** | **1** | **1** | **0** | **1** |

# Board Diversity

We remain committed to ensuring women and minority candidates are among every pool of individuals from which new Board nominees are chosen, as well as considering diverse candidates from nontraditional venues.

We intend to succeed in accomplishing that goal through:

- Suggestions from our Board and senior management
- Hiring third-party search firms as needed
- Considering candidates proposed by shareholders in the same manner we evaluate candidates proposed by our Board or senior management

We believe the enhanced quality that results from a diverse board is beyond any reasonable dispute. We will continue the progress made to date by continuing to implement our policy of recruiting diverse nominee candidates.

The Nominating and Corporate Governance Committee is committed to a policy of inclusiveness and seeks members with diverse backgrounds, an understanding of our business and a reputation for integrity. Our director refreshment over the last several years has resulted in a diverse group of independent directors with low average tenure, gender diversity and significant experience. We strive to continue to improve those numbers as we move forward.

> "To fulfill its purpose, the Committee shall… add women and minority candidates to each pool of individuals from which new Board nominees are chosen and consider diverse candidates from nontraditional venues."
>
> –Jefferies Nominating and Corporate Governance Committee charter

# The Board's Role and Responsibilities

## Risk Oversight

Our Board of Directors is responsible for the general oversight of risks that affect us. To further strengthen and add more focus to that responsibility, in 2018 our Board formed a new Risk and Liquidity Oversight Committee, which is chaired by Linda Adamany and which has as its members MaryAnne Gilmartin, Jack Katz and Stu Reese. The Risk and Liquidity Oversight Committee oversees Jefferies' enterprise risk management framework; approves risk management policies; monitors major risk exposures, including among others investment risk, capital risk, funding risk, liquidity risk, new product and business risk, cybersecurity risk, legal and regulatory risk, environmental risk and reputational risk; and oversees management's controls relating to engaging in risk.

Part of the Board's risk responsibilities involves approval of certain investments. Our Board must be consulted with and approve potential investments that require expenditure above $150 million. The Board has delegated to any two of Messrs. Handler, Friedman and Steinberg, acting together, approval to make investments below that threshold.

Our Board also fulfills its risk oversight role through the operations of its various committees. Our Board receives periodic reports on each committee's activities. The Audit Committee has responsibility for risk oversight in connection with its review of our financial reports filed with the SEC. The Audit Committee receives reports from our CFO, our internal audit department and our independent auditors in connection with the review of our quarterly and annual financial statements regarding significant financial transactions, accounting and reporting matters, internal control over financial reporting, critical accounting estimates and management's exercise of judgment in accounting matters. When reporting on such matters, our independent auditors also provide their assessment of management's report and conclusions. Our Audit Committee receives reports from our Chief Compliance Officer in accordance with our Whistle Blower Policy. Our Audit Committee also oversees our Related Person Transaction Policy. Additionally, with respect to Jefferies Group, its risk management team continuously monitors its various business groups, the level of risk they are taking and the efficacy of potential risk mitigation strategies and presents such information to Jefferies Group's senior management and our Board.

## Environmental, Social and Governance Matters  `NEW`

We are very pleased to announce that our Board of Directors has formed an Environmental, Social and Governance ("ESG") Oversight Committee, which is chaired by Barry Alperin and which has as its members Linda Adamany, Frank Borges, MaryAnne Gilmartin, Bob Joyal and Jack Katz. Under the Committee's guidance, we are conducting a formal ESG assessment, substantially enhancing our ESG disclosures, and establishing ESG roles and responsibilities. The first formal ESG disclosures will be published on our website in April 2020.

Establishing the ESG Oversight Committee demonstrates our continuing commitment to sustainable economic development and recognizes the impact our businesses have on the world. For us to continue to prosper, the value we create and grow for our shareholders must be sustainable. We believe in making a positive difference in the communities in which we live and work, and strive to discharge our corporate social responsibilities from a global perspective and throughout every aspect of our operations. Our Board carefully considers the impact on the environment, people and the communities of which we are a part in deciding how to conduct our business and where and whether to invest our assets.

# Board Structure

## Lead Director Position and Duties

Mr. O'Kane was appointed by our Board of Directors in February 2017 to serve as our Lead Director.

**Our Corporate Governance Guidelines provides that our Lead Director**

- Presides at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent members of the Board, and has the authority to call meetings of the independent members of the Board

- Serves as liaison between the Chairman of the Board and the independent members of the Board, and provides the Chairman of the Board, the Chief Executive Officer and the President with feedback from executive sessions of the independent members of the Board

- Reviews and approves the information to be provided to the Board

- Reviews and approves meeting agendas and coordinates with management to develop such agendas

- Approves meeting schedules to assure there is sufficient time for discussion of all agenda items

- If requested by major shareholders, ensures that he or she is available for consultation and direct communication

- Interviews, along with the chair of the Nominating and Corporate Governance Committee, all Board candidates and makes recommendations to the Nominating and Corporate Governance Committee and the Board

- Provides input relating to the membership of various committees of the Board and the selection of the chairs of such committees

- Consults with the chairs of each Board committee and solicits their participation in performing the duties described above

- Performs such other functions and responsibilities as requested by the Board from time to time

## Director Independence

In accordance with our Corporate Governance Guidelines, available on our website, Jefferies.com, our Board of Directors undertook its annual review of director independence. During this review, our Board considered all transactions and relationships between us and each nominee for director or any member of such person's immediate family. The purpose of this review is to determine whether any relationship or transaction is considered a "material relationship" that would be inconsistent with a determination that a director is independent.

Our Board affirmatively determined that each of our non-employee director nominees is independent. In making this determination, our Board reviewed the corporate governance rules of the NYSE, the principal exchange on which our shares are traded, and considered commercial, charitable, family and other relationships that directors or members of their immediate family have or have had with us. In addition, for our Audit Committee members, our Board also considered the requirements of Rule 10A-3 under the Exchange Act.

In particular, our Board considered the following relationships: Mr. Reese previously served (prior to 2011) as President and Chief Executive Officer of MassMutual, a holder of our Series A Cumulative Convertible Preferred Stock and a commercial finance joint venture partner with Jefferies Group; and Messrs. Joyal and Reese were associated with each other in connection with their prior employment with MassMutual. Additionally, our Board considered that certain Board members share directorships on unaffiliated, third-party boards.

Our Board has determined that these relationships are not material relationships and therefore do not affect our Board's determination of independence.

## Executive Sessions

Our Board has determined that our independent directors will meet regularly in executive session outside the presence of management. No formal Board action may be taken at any executive session. Our Lead Director presides over each executive session and has the authority to call such meetings.

## Directors and Board Committees

Our Board has standing Audit, Risk and Liquidity Oversight, Valuation Oversight, Compensation, ESG Oversight and Nominating and Corporate Governance Committees, each of which has adopted a written charter that is available on our website at Jefferies.com.

## Board of Directors

**Eleven meetings in 2019**

**Board of Directors Chair**
Joseph S. Steinberg

**Lead Independent Director**
Michael T. O'Kane

**Members**

| | |
|---|---|
| Joseph S. Steinberg | MaryAnne Gilmartin |
| Richard B. Handler | Francisco L. Borges |
| Brian P. Friedman | Robert E. Joyal |
| Linda L. Adamany | Michael T. O'Kane |
| Robert D. Beyer | Jacob M. Katz |
| Stuart H. Reese | Barry J. Alperin |

All of our directors attended at least 75% of the meetings of our Board of Directors and Committees on which they served during 2019.

All but one of our Board members attended our 2019 shareholder meeting, although we do not have a policy requiring director attendance.

**Key Responsibilities**

- Evaluate our performance, plans and prospects
- Supervise and direct management
- Oversee risk and liquidity through our newly formed committee (see below)
- Represent the interests of our shareholders
- Manage succession planning of our executives
- Designate Board Committee members
- Oversee Human Capital Management

# Audit Committee

**Eight meetings in 2019**

**Chair**
Jacob M. Katz

**Members**
Adamany, Alperin, Borges, Katz, Reese

Our Board determined that each member of the Audit Committee, including Mr. Katz, the Chairman, is qualified as an audit committee financial expert within the meaning of regulations of the SEC, thereby satisfying the financial literacy expertise requirement of the listing standards of the NYSE.

Our Board's Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit our financial statements. The Audit Committee has appointed Deloitte & Touche LLP (Deloitte) as our independent external auditor for fiscal 2020. This will be Deloitte's fourth consecutive year auditing us.

The Audit Committee is responsible for the audit fee negotiations associated with our retention of Deloitte. To assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent external audit firm.

In conjunction with the mandated rotation of our audit firm's lead engagement partner, the Audit Committee and its Chair are directly involved in the selection of our audit firm's new lead engagement partner.

The members of the Audit Committee and our Board believe that the retention of Deloitte to serve as our independent external auditor is in the best interests of us and our investors.

**Key Responsibilities**

- Assist our Board in its oversight of our financial statements, internal audit function and internal control over financial reporting
- Oversee our independent auditors and our audit, approve all services to be provided by our independent auditors and determine whether to retain or terminate our independent auditors
- Assist our Board and management with legal and regulatory compliance
- Oversee our Code of Business Practice
- Prepare the Audit Committee Report

# Compensation Committee

**Four meetings in 2019**

**Chair**
Robert D. Beyer

**Members**
Alperin, Beyer, Joyal, O'Kane

Among other responsibilities, our Compensation Committee considers whether our compensation policies and practices reward employees for imprudent risk taking and has determined that our compensation policies and practices, including those of Jefferies Group, are not reasonably likely to have a material adverse effect on us. Our Compensation Committee members were never employed by us nor served as an officer for us. During 2018, none of our executive officers served on any compensation committee or other board committee performing equivalent functions of another entity, one of whose executive officers was a member of our Board of Directors or a member of our Compensation Committee.

**Key Responsibilities**

- Set the compensation of our Executive Officers
- Review and approve corporate goals and objectives relevant to the compensation of our executive officers, evaluate their performance and approve their compensation
- Assist senior management in establishing our general compensation philosophy, oversee the development and implementation of compensation programs, including our incentive compensation plans and equity-based plans
- Assist with regulatory and legal compliance with respect to compensation matters
- Retain, evaluate and assess the work of the Committee's independent compensation consultant
- Prepare the Compensation Committee Report

## ESG Oversight Committee NEW

| | |
|---|---|
| **New in 2020**<br><br>**Chair**<br>Barry Alperin<br><br>**Members**<br>Alperin, Adamany, Borges, Gilmartin, Joyal, Katz | The ESG Oversight Committee oversees the environmental, social and governance matters arising from our business. The Committee will ensure that management is properly taking ESG matters into account as they manage our operations. |

**Key Responsibilities**

- Establish ESG policies and procedures
- Oversee Corporate Culture
- Maintain formal ESG assessments to adhere to best practices
- Increase ESG reporting and disclosures for the sake of all shareholders
- Evaluate and mitigate our impact on environmental and social issues
- Leverage ESG issues for the good of the organization

## Nominating and Corporate Governance Committee

| | |
|---|---|
| **Three meetings in 2019**<br><br>**Chair**<br>Robert E. Joyal<br><br>**Members**<br>Adamany, Alperin, Borges, Gilmartin, Joyal, O'Kane | A key function of our Nominating and Corporate Governance Committee is to assist our Board by identifying qualified Board candidates and recommending candidates to our Board who will be instrumental to our growth and success. As noted earlier, the Committee takes into consideration such factors as it deems appropriate, which may include:<br><br>• Judgment, skill, diversity, experience with businesses and other organizations of comparable size<br>• The interplay of the candidate's experience with the experience of other Board members<br>• Extent to which the candidate would be a desirable addition to our Board and its Committees |

**Key Responsibilities**

- Recommend individuals to our Board for nomination, election or appointment as members of our Board
- Oversee the evaluation and refreshment of Board
- Oversee the evaluation and succession planning of management
- Establish and oversee our corporate governance and governance guidelines
- Review and recommend to our Board any changes in director compensation

# Risk and Liquidity Oversight Committee

| | |
|---|---|
| **Four meetings in 2019**<br><br>**Chair**<br>Linda L. Adamany<br><br>**Members**<br>Adamany, Beyer, Gilmartin, Katz, Reese | The Risk and Liquidity Oversight Committee monitors major risk exposures, including among others, investment risk, capital risk, funding risk, liquidity risk, cybersecurity risk, new product and business risk, legal and regulatory risk, environmental risk and reputational risk |

**Key Responsibilities**

- Oversee our enterprise risk management framework
- Approve risk management, risk appetite and risk identification policies
- Monitor major risk exposures
- Oversee management's controls relating to enterprise risk
- Oversee chief risk officer

# Valuation Oversight Committee

| | |
|---|---|
| **Three meetings in 2019**<br><br>**Chair**<br>Michael T. O'Kane<br><br>**Members**<br>Adamany, Alperin, Katz, O'Kane | The Valuation Oversight Committee oversees our semi-annual valuation process performed by management and oversees the selection of and valuation results produced by third-party evaluation firms. |

**Key Responsibilities**

- Oversee semi-annual valuation processes and estimates performed and published by management relating to significant Merchant Banking investments
- Oversee the selection of and valuation results produced by third-party evaluation firms

# Board Practices, Processes and Policies

## Corporate Governance Initiatives

Over the last few years, we made multiple corporate governance enhancements to strengthen our Board's independence, ensure robust risk oversight and bolster alignment, communication and transparency with our shareholders.

### *Enhancements*

| | |
|---|---|
| **New Committee**<br><br>**ESG Oversight Committee**<br>**NEW** | Our Board of Directors has formed an ESG Oversight Committee. Under the Committee's guidance, we are conducting a formal ESG assessment, substantially enhancing our ESG reporting and disclosures, and establishing ESG roles and responsibilities. The first formal ESG reporting and disclosures will be published on our website in April 2020. |
| **Mirrored Boards** | In the fourth quarter of 2018, the respective boards of Jefferies and Jefferies Group created mirrored boards – meaning the boards of Jefferies and Jefferies Group are comprised of the same people. Mirroring the boards has resulted in more efficiency as the same highly skilled directors oversee both Jefferies and our largest operating subsidiary, Jefferies Group. |
| **Risk and Liquidity Oversight Committee**<br><br>**Valuation Oversight Committee** | In 2018, our Board created a Risk and Liquidity Oversight Committee and a Valuation Oversight Committee. The Risk and Liquidity Oversight Committee monitors major risk exposures, including, among others, investment risk, capital risk, funding risk, liquidity risk, cybersecurity risk, new product and business risk, legal and regulatory risk, environmental risk and reputational risk. The Valuation Oversight Committee oversees our semi-annual valuation performed by management and oversees the selection of and results produced by third-party evaluation firms. |
| **Shareholder Proxy Access** | We adopted shareholder proxy access that allows our shareholders to include director nominations in our annual Proxy Statement.<br><br>The features of our by-laws reflect standard market practice, including: |

| **3% for 3 years**<br>• Shareholders holding 3% of our outstanding shares for 3 years may nominate candidates | **20% of the Board**<br>• Shareholders can aggregate up to 20 holders to meet ownership requirement<br>• Shareholders may nominate at least 2 candidates (or up to 20% of the size of our Board if greater) | • Shareholder-submitted nominations that satisfy the requirements in our by-laws are included in our Proxy Statements. |
|---|---|---|

| | |
|---|---|
| **Individual Director Assessments** | We enhanced our annual Board evaluation process to require individual director assessments, administered by the Chair of the Nominating and Corporate Governance Committee. |
| **CEO and President Stock Ownership Guidelines** | We adopted ownership guidelines for our CEO and President which require each to accumulate an ownership position in our equity securities with a value equal to at least 10-times the executive's salary. |
| **Minimum Holding Periods of Vested Equity** | We approved holding periods requiring our CEO and President to hold at least 75% of after-tax shares until the expiration of three years after vesting or until retirement (50% of after-tax shares for all other named executive officers). |
| **CEO and President Evaluations** | We enhanced and formalized our Board's performance evaluation process for our CEO and President. |
| **Corporate Social Responsibility Principles** | We reconfirmed our commitment to social responsibility, charging management with implementing a process to evaluate our corporate conduct in light of our published principles. |
| **Shareholder Engagement** | We engage in rigorous shareholder outreach to better understand shareholder concerns and determine the best path to constructively respond to them. |
| **Increased Director Stock Ownership Guidelines** | We amended our Corporate Governance Guidelines to require each director within five years of joining our Board to accumulate an ownership position in our equity securities with a value equal to five times the director's annual cash retainer (an increase from three times the director's annual cash retainer). |

## *Earlier Enhancements*

| | |
|---|---|
| **Appointment of Lead Director** ⊙ | We created the position of Lead Director and amended our Corporate Governance Guidelines to clearly delineate the Lead Director's responsibilities. |
| **Majority Voting** ⊙ | We amended our by-laws to require majority voting in connection with uncontested director elections to work in conjunction with our previously adopted director resignation policy. |
| **Board Refreshment** ⊙ | We reconstituted our Board of Directors during 2013 and 2014, and again in 2018, ultimately increasing the number of seats from eight to 12, with a total of 11 new directors since March 2013, 9 of whom are independent. |
| **Clawback Policy** ⊙ | We approved a policy allowing our Compensation Committee to claw back performance-based and discretionary awards if an underlying performance or other metric considered by the Compensation Committee in approving an award is corrected, adjusted or deemed to be false. |
| **Prohibition on Hedging** ⊙ | We imposed a prohibition on the hedging of our shares and other securities by our directors, executives and employees. |
| **Independent Compensation Consultant** | Our Compensation Committee retained Mercer (US) Inc. as its independent compensation consultant to review our historical compensation and related practices, examine relevant peer and industry practices and advise the Compensation Committee on how best to structure our performance-based and other compensation programs going forward. |

Additional information about changes to our compensation policies and practices is contained in our Compensation Discussion and Analysis section of this Proxy Statement.

## Majority Voting and Director Resignation Policy

Our by-laws require that each director in an uncontested election be elected by the affirmative vote of a majority of the votes cast with respect to such director. We previously adopted a director resignation policy, which is incorporated into our Corporate Governance Guidelines. Pursuant to this policy, in an uncontested election of directors, any incumbent director nominee who does not receive the affirmative vote of a majority of the votes cast is required to promptly tender his or her resignation to our Board of Directors. A director nominee will have failed to receive the affirmative vote of a majority of votes cast if the number of "against" votes in respect of such director nominee's election exceeds the number of votes "for" such director nominee's election (excluding abstentions and broker non-votes). An election is considered "uncontested" if the number of director nominees does not exceed the number of directors to be elected.

Our Board of Directors will decide, after considering the recommendation of the Nominating and Corporate Governance Committee, whether to accept or reject a tendered resignation. The nominee in question will not participate in the recommendation or decision-making process. Our Board's explanation of its decision will be publicly disclosed within 90 days from the date of publication of the election results. The Nominating and Corporate Governance Committee and our Board of Directors may consider any factor deemed appropriate during this process.

## Anti-Hedging Policy

Our Insider Trading and Anti-Tipping Policy expressly prohibits hedging transactions involving our securities and those of our subsidiaries by our directors, executive officers and all other employees. We believe that hedging against losses in our securities breaks the alignment between our shareholders and our executives that equity grants are intended to build. Our anti-hedging policy also prohibits direct and indirect short selling and derivative transactions involving our securities, other than the exercise of any options or warrants issued by us to our employees or directors.

## Related Person Policy and Transactions

Our Board has adopted a written policy for the review, approval and ratification of transactions that involve related persons and potential conflicts of interest. Our Related Person Transaction Policy applies to the following Related Persons: each of our directors and executive officers, any security holder who is known to own more than five percent of our shares, any immediate family member of any of the foregoing persons, any entity of which one of our directors is a director or officer (other than when serving at our request), and any entity of which one of our directors has a substantial financial interest (other than through us).

Under our Related Person Transaction Policy, a covered transaction includes a transaction or arrangement involving a Related Person in which we are a participant or that would require disclosure in our filings with the SEC as a transaction with a Related Person.

Under our Related Person Transaction Policy, Related Persons must disclose to the Audit Committee any potential covered transaction and must disclose all material facts with respect to such interest. All covered transactions will be reviewed by the Audit Committee and, in its discretion, approved or ratified. In determining whether to approve or ratify such a transaction, the Audit Committee will consider the relevant facts and circumstances which may include factors such as the relationship of the Related Person with us, the materiality or significance of the transaction to us and the Related Person, the business purpose and reasonableness of the transaction, whether the transaction is comparable to a transaction that could be available to us on an arms-length basis and the impact of the transaction on our business and operation.

Prior to the combination of Jefferies and Jefferies Group in 2013, Jefferies Group invested in private equity funds managed by companies controlled by Mr. Friedman and acquired interests in the profit participation earned from these funds. The management companies (Fund Managers) serve as the investment advisers of the private equity funds (Private Equity Funds) and have varying profit participations and other interests in those funds. Mr. Friedman founded the business of the Fund Managers in 1994 before he became associated with Jefferies Group; and, the Board of Jefferies Group approved these arrangements years prior to consummation of our transaction with Jefferies Group.

As of November 30, 2019, Jefferies Group had committed an aggregate of approximately $146.8 million to the Private Equity Funds, out of which approximately $128.6 million was funded and $7.3 million was terminated. As of November 30, 2019, Jefferies Group had committed an aggregate of $9.8 million to a Fund Manager, out of which approximately $5.8 million was funded and $3.4 million was terminated. As a result of those investments, commitments and profit participations, Jefferies Group received distributions from the Private Equity Funds and Fund Managers in fiscal year 2019 of approximately $4.4 million.

Included in the $841 million in total equity committed to the Private Equity Funds over which Mr. Friedman has control are individual investments of certain of our named executive officers. As a result of their individual commitments, as of November 30, 2019, Mr. Handler had an aggregate invested interest in the total committed capital in these Private Equity Funds of 0.2% and Mr. Friedman had an aggregate invested interest of 7.9%. In addition, Mr. Friedman has a substantial economic interest in the Fund Managers and, directly and indirectly, in the carried interest paid by the Private Equity Funds.

We employ certain former employees of the Fund Managers who continue to partially work for the Fund Managers under an arrangement Jefferies Group originally entered into with Mr. Friedman and a Fund Manager in 2005 and a related agreement we entered into during 2014. In fiscal year 2019, the Fund Manager paid us approximately $0.8 million for the direct and indirect costs attributed to employees' work performed for the Fund Managers

We employ Thomas E. Tarrant, the brother-in-law of our Chief Executive Officer, as Jefferies Group's Head of Marketing since 1997, three years before Mr. Handler was appointed CEO of Jefferies Group. For his services during Jefferies Group's fiscal year 2019, Mr. Tarrant was paid $283,000.

We allow our executives and directors to invest in funds managed by us on the same terms offered to other investors. At November 30, 2019, Messrs. Friedman, Steinberg and Handler had interests worth approximately $3.6 million, $0.4 million and $3.9 million, respectively, in such funds.

In November 2019, Mr. Steinberg, our Chairman and one of our directors, and certain of his family trusts purchased our interests in a hotel and restaurant in Telluride, Colorado that we owned by delivering to us 780,315 shares of our common stock (with a value at the time equal to approximately $16,410,000). As part of the transaction, we contributed $612,924 to the capital account of the sold assets. The foregoing arrangements have been approved by our Board and applicable Committees in accordance with our related person transaction policy.

## Engagement of Independent Compensation Consultant

Our Compensation Committee retained Mercer (US) Inc. as an independent compensation consultant to assist the Compensation Committee with conducting a thorough review of our executive compensation practices, including a review of our historical compensation and related practices, an examination of relevant peer and industry practices and recommendations on how best to structure our performance-based and other compensation practices going forward.

Our Compensation Committee considered whether any conflicts of interest would arise due to its fiscal year 2019 engagement of Mercer. During 2018, we paid Mercer $128,000 for executive and director compensation consulting services and paid Mercer and its affiliates $430,399 for other services. The decisions to use Mercer and its affiliates for these other services are made in the ordinary course of our business and are generally recommended by our business department heads with the approval of management. We view these engagements as unrelated to our Compensation Committee's engagement of Mercer and we do not require the Compensation Committee or our Board to review each use of Mercer or its affiliates for such purposes. The Compensation Committee also considered that the Mercer consultants providing services to the Compensation Committee do not benefit economically from the provision of the non-executive compensation services and work in a different office separate from the part of Mercer that provides the other services. The Compensation Committee reviewed and analyzed Mercer's services to and compensation from us prior to its engagement and all other factors deemed relevant and required by SEC rules and concluded that the proposed engagement of Mercer by our Compensation Committee for executive compensation work did not raise a conflict of interest and that Mercer remained independent.

# Fiscal 2019 Director Compensation

## Director Stock Ownership

Our Board believes our directors should also be shareholders. Our Corporate Governance Guidelines require each director within five years of joining our Board to accumulate an ownership position in our equity securities equal to five times the value of a director's annual cash retainer (currently a requirement to hold not less than $575,000 worth of our shares).

| | |
|---|---|
| **All of our directors, with the exception of our three newest directors appointed in 2018, have met or exceeded our increased stock ownership guideline.** | **Tenure of ≥ 5 years**<br> Value of $575,000 of common shares |

### Fiscal 2019 Director Compensation Table

| Name[1] | Fees Earned or Paid in Cash ($)[2] | Stock Awards ($)[3] | Total ($) |
|---|---|---|---|
| **Linda L. Adamany** | 125,000 | 190,000 | 315,000 |
| **Barry J. Alperin** | 115,000 | 190,000 | 305,000 |
| **Robert D. Beyer** | 125,000 | 190,000 | 315,000 |
| **Francisco L. Borges** | 115,000 | 190,000 | 305,000 |
| **MaryAnne Gilmartin** | 115,000 | 190,000 | 305,000 |
| **Robert E. Joyal** | 125,000 | 190,000 | 315,000 |
| **Jacob M. Katz** | 272,776 | 190,000 | 462,776 |
| **Michael T. O'Kane** | 155,000 | 190,000 | 335,000 |
| **Stuart H. Reese** | 115,000 | 190,000 | 305,000 |

[1] Directors who are also our employees do not receive director compensation from us. The above amount for Mr. Katz includes $137,776 for serving as a director of Jefferies International Limited.

[2] Our annual director compensation consists of an equity grant in the amount of $190,000, a retainer of $115,000 and additional retainers of $20,000 to the Chair of the Audit Committee, $30,000 to the Lead Director and $10,000 to the Chairs of our other committees.

[3] Grant date fair value of equity awards are computed in accordance with GAAP. Each independent director elected by our shareholders during our 2019 Annual Meeting of Shareholders received a single equity award with a market value of $190,000. Unvested securities subject to forfeiture are held by Ms. Gilmartin (10,090) and Messrs. Beyer and Reese (15,970 shares each).

# Equity Compensation Plan Information

## *Outstanding Equity Awards*

The following table summarizes information regarding our shares under our equity compensation plans as of November 30, 2019.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants, and rights | Weighted-average exercise price of outstanding options, warrants, and rights ($) | Number of securities remaining available for future issuance under equity compensation plans (excluding outstanding securities) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 23,160,779[1] | —[2] | 4,188,863[3] |
| Equity compensation plans not approved by security holders | 325,000[4] | 20.90 | 132,000[4] |
| Total | 23,485,779 | 0.29 | 4,320,863 |

[1] Includes shares to be issued upon: settlement of 22,979,127 RSUs under our 2003 Incentive Compensation Plan; settlement of 181,652 RSUs under our Director's Stock Compensation Plan.

[2] The weighted average exercise price is calculated including RSUs which have an exercise price of zero. If the weighted average exercise price was calculated including only those awards that have a specified exercise price, the weighted average exercise price for plans approved by security holders would be the same.

[3] Includes 4,070,557 shares under our Incentive Plan for general use and 118,306 shares under our Director's Stock Compensation Plan. In March 2014, we terminated the authorization to issue options and rights under our Option Plan.

[4] Includes the outstanding options and unissued RSUs assumed pursuant to our acquisition of HomeFed Corporation in July 2019.

# Rate of Equity Award Grants

During 2019, we issued a total of 3,212,564 shares under our equity plans, representing a rate of equity award grants, or so-called burn rate, of approximately 1.1% of our average outstanding shares, which our Compensation Committee believes is modest for a company of our size and scope of operations.

# Executive Compensation

<table>
<tr><td>

## Proposal II

</td><td>

### Advisory Vote on 2019 Executive Compensation

 **The Board recommends a vote FOR the approval of Executive Officer Compensation**

</td></tr>
</table>

We provide our shareholders with the annual opportunity to vote to approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with SEC rules. The vote on this resolution is not intended to address any specific element of compensation; rather, the advisory vote relates to the overall compensation of our executive officers. We value this vote as important feedback from our shareholders.

We believe that there should be a strong link between executive compensation and our performance and the performance of our named executive officers. This Proxy Statement contains a detailed description of the 2019 compensation of our executive officers. The Compensation Committee and our Board of Directors believe that our policies and procedures are effective in achieving our goals and that the compensation of our named executive officers will contribute to our long-term success.

Accordingly, we ask our shareholders to vote on the following resolution:

> RESOLVED, that the compensation paid to the named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosure is approved.

## Compensation Committee Report

The function of the Compensation Committee is to advise senior management on the administration of our compensation programs and plans, review and approve corporate goals and objectives relevant to CEO compensation, review and approve corporate goals and objectives relevant to the compensation of our other executive officers, evaluate the performance of the executive officers in light of those goals and objectives, set the executive officers' compensation levels based on this evaluation and assist our principal executive officers in formulating compensation programs applicable to our senior management.

Our Compensation Committee has reviewed and discussed with our management the Compensation Discussion and Analysis section of this Proxy Statement. Based upon the reviews and discussions, we have recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

***Submitted by the Compensation Committee of the Board of Directors***

Robert D. Beyer, Chairman
Barry J. Alperin
Robert E. Joyal
Michael T. O'Kane

# Compensation Discussion and Analysis

## Overview

This Compensation Discussion and Analysis ("CD&A") outlines how we, the Compensation Committee, determine how to set executive compensation for our executive officers. For 2019, as we noted earlier, the Compensation Committee decided to pay each of our executives a $3.25 million cash incentive bonus based on strong business and strategic results. Our executives will also receive a purely performance-based long-term incentive bonus of $4.5 million relating to compensation year 2018 because compounded ROTDE for the two-year period 2018 through 2019 was 12.03%. Because of the long-term performance nature of our plan, our executives continue to face a situation in which they may not receive long-term incentive RSUs for 2019 (see page 46).

Here we will outline for you the results of our TSR and ROTDE performance metrics (both explained in detail on page 44) and how those very stringent performance metrics are impacting our executives' compensation.

First, though, we want to briefly summarize the amendments described earlier. You may recall that, last year, following what can best be described as a series of constant shareholder engagement meetings that began in early 2018 and ended in early 2019, we made material changes to virtually every aspect of our executive compensation plan, the general result of which was to cut compensation, increase performance-metric thresholds and targets (thereby implicitly reducing compensation even further), and introduce relative performance measures to our TSR metric. The table below provides a summary of these changes for compensation year 2019.

**Original Plan**

**Amended Plans**

**BANKING IN EQUITY PLAN**

Pro rata portions of the overall awards were allowed to be banked after the first and second years.

**BANKING ELIMINATED**

Banking has been eliminated, and our executives' entire equity compensation will be based on a one-time measurement of three-year compounded TSR from the beginning of fiscal year 2019 to the end of fiscal year 2021 for the amended 2019 Plan.

**ABSOLUTE TSR MEASUREMENT**

Absolute TSR measurement was employed with no relative modifiers.

**ADOPTED RELATIVE TSR MEASUREMENT**

Because our shareholders wanted the use of relative TSR in our executive compensation program, we have amended our 2019 Plan in such a way that our executives cannot earn any equity portion of their compensation plan if three-year compounded TSR is less than 6%, can only earn targeted equity compensation if three-year compounded TSR is equal to 9% and, even if three-year compounded TSR is greater than 9%, can only earn greater than targeted equity compensation if our three-year compounded TSR is favorable relative to our peers as follows:

- If our three-year compounded TSR is less than the 50th percentile of our peers, no matter how high our three-year compounded TSR might be, our executives will receive no additional equity compensation above target
- If our three-year compounded TSR is greater than the 50th percentile of our peers (i.e., the median), our executives will be eligible to receive an additional 1.5% of target compensation for each 1 point increase in our relative TSR ranking versus peers

**Original Plan**

**Amended Plans**



So, in short, we crafted the amended 2019 Plan to avoid the situation in which (i) we suffer negative absolute three-year compounded TSR and (ii) such negative TSR is favorable compared to our peers, and (iii) our executives get paid despite the fact that our three-year compounded TSR is negative.

For illustrative purposes, assume for the first example that three-year compound TSR is any number less than 6%, but is at the 100th percentile compared to our peers. Despite that literally unbeatable relative TSR, our executives would not earn any equity compensation.

Assume for the second example, that our three-year compound TSR equals 35%:

Under our original plan, our executives would have received 150% of targeted equity compensation because our three-year compounded TSR would have exceeded the 12% performance threshold;

- But under our amended plan:
  - If our relative TSR calculation is any number at or below the 50th percentile of our peers, our executives will receive no additional equity compensation above target despite a 35% three-year compounded TSR;
  - If relative TSR equals the 60th percentile, our executives would receive 115% of targeted equity compensation (that is, a 1.5% increment for every 1 point percentile ranking increase over median)

**PERFORMANCE TARGETS**

**Original Plan**

**ROTDE AND TSR**
Threshold: 5%
Targeted: 8%
Capped: 12%

## MORE STRINGENT PERFORMANCE TARGETS
**ROTDE AND TSR**



**OVERALL AWARD MAGNITUDE**

Targeted performance-based award of $25 million, made up of $16 million in long-term equity and $9 million in cash.

## OVERALL AWARD MAGNITUDE REDUCED

Targeted performance-based award of $22.5 million (**10% decrease**), made up of $16 million in long-term equity and $6.5 million in cash (**28% decrease**).



This absolute reduction in targeted compensation is in addition to the fact that the increased threshold and targeted performance metrics could result in nearly a 17% reduction in compensation.

**Original Plan**

**CASH PORTION OF AWARD**

Cash long-term targeted performance award over three years of $9 million ($3 million per year), with a maximum cap of $13.5 million ($4.5 million per year) if compounded ROTDE is greater than 12%.

**Amended Plans**

**CASH PORTION OF AWARD**

Long-term cash award was replaced with a targeted single-year award that includes:

- A $6.5 million short-term cash incentive target
- Single-year performance award based upon ROTDE
- A potential 175% upside if ROTDE is greater than or equal to 12%
- Committee discretion to increase or decrease cash compensation, but in no event will any increase exceed 100% of target. Discretion will be guided by the following factors:

- market changes that could not be anticipated
- strategic acquisitions and divestitures
- compliance record
- public-perception issues
- responses to business crises
- responses to regulatory or litigation matters
- responses to the need for diversity

- responses to the need for sustainability
- organizational effectiveness
- succession planning
- key personnel changes
- other changes in circumstance that warrant increasing or decreasing executive annual short-term incentives

The rest of this CD&A will be presented in 4 sections:

**1** **Our Executive Compensation Philosophy**

**2** **Our Compensation Plan and Design**

**3** **2019 Executive Compensation Plan**

**4** **Elements of our Compensation Program**

# **1** Our Executive Compensation Philosophy

We remain committed to maintaining a long-term view of our business goals aimed at avoiding the pitfalls of impatience and short-term investment horizons. Our CEO and President, who together own approximately 8.6% of our outstanding shares, are financially, strategically and — perhaps most importantly — philosophically aligned with you as our shareholders. Our intention is to buttress that long-term fellow-shareholder alignment with a compensation plan geared toward further maximizing our long-term growth.

As we execute on that philosophy, we also strive to weigh carefully the possible consequences of our executive compensation plan. That is to say, we want to ensure that our changes do not unduly alter the risk appetite or operating habits of our executives. We want to be certain that they will continue to strike the proper balance between short-term performance and our ultimate objective: long-term value creation. We aim, as we always have, for long-termism. We believe our program supports our objectives.

And as we have emphasized in the past, we remain ever-mindful of how our CEO and President have been uniquely integral over a span counted in decades to leading, first, Jefferies Group and then Jefferies Financial Group (formerly Leucadia National Corporation) to where we are today, as well as having our complete confidence as our leaders moving forward. Rich and Brian are two of the most dedicated, passionate and loyal leaders in our or any other industry.

Although that dedication, passion and loyalty give us confidence that they will be with us for the long haul, we want to reward those characteristics and not take advantage of them. That is to say, were our top executives either front-line producers at Jefferies or a competitor or lured to a mergers and acquisition boutique, a private equity firm or a hedge fund, our research demonstrates that they would unquestionably be compensated more favorably than they are compensated by us. Thus, material drivers of our compensation philosophy are both fair reward and retention.

Our goal is to find the best way to retain and motivate our executives while taking into account the views of you, our fellow shareholders, as well as our responsibilities as stewards of Jefferies.

**Our philosophy was, is and will remain simple: We want to pay our executives fairly relative to our performance as compared with their peers, but only if they generate meaningful long-term growth in our value.**

---

**OUR EQUAL SENIOR EXECUTIVE COMPENSATION**

We invariably are asked why our executive compensation plan applies equally to our two top executives. Because of the high priority we place on shareholder feedback, we take these questions very seriously (indeed, we vetted this question years ago when we first began to compensate our two top executives equally and continue to keep abreast of our treatment versus our peers). What our research shows with respect to aggregate executive compensation is that we are not only in line with our peers, but actually in a more favorable position with respect to overall compensation expenses and breadth of leadership. First, at Jefferies we have only two executives who receive compensation packages geared toward the level of CEO and President roles. At virtually all other peer firms, there are usually as many as three and in some cases up to five or six executives (with varying titles, including CEO, President, COO, Chairman, Vice Chairman and the like) who are receiving senior executive-level compensation packages. Moreover, at all of our peers, those same executives, who in some cases make multiples of what our executives make, are not all subject to the strong performance-based compensation program under which our executives are paid. Second and even more important, Rich and Brian are not only the CEO and President of the parent company, Jefferies Financial Group, but also the President and Chairman of the Executive Committee of our largest operating company, Jefferies Group. That is to say, they are the senior-most executives at the helms of two multi-billion dollar, SEC-reporting companies. And they are Jefferies Financial Group and Jefferies Group's leaders and front-line player/coaches who fill extremely demanding and crucial positions. We benefit substantially from these two individuals and the multiple roles they play. For all these reasons, paying Rich and Brian equally has proven to be effective and is completely in line with our compensation philosophy of incentivizing and retaining two uniquely successful co-heads and partners to work together to help drive our long-term growth in value.

---

## 2 Our Compensation Process and Plan Design

### The Committee's Role

As a guiding mandate, our goal is to implement an executive compensation plan that reflects our shareholders' desires and adheres to industry best practices.

---

**OUR COMPENSATION PROGRAM INCLUDES BEST PRACTICES**

- ✔ Clear link between pay and performance
- ✔ 100% of incentive compensation performance-based and at-risk
- ✔ No acceleration of vesting in the event of a change-in-control for equity or other awards held by executives
- ✔ No golden parachute payments
- ✔ No tax gross-ups

- ✔ No change-in-control payments
- ✔ No hedging of company stock
- ✔ No repricing of stock options
- ✔ Robust clawback policy
- ✔ Utilize an independent compensation consultant

---

We structure and administer our executive compensation plans to accomplish these goals. This administration has evolved into a year-long process. Indeed, we are currently in the process of our standard shareholder engagement, which will continue to and through our Annual Shareholder Meeting on April 17. During that process, we engage with a large majority of our shareholders – usually in the 70% or higher range. As we have said in prior years, we find that engagement process to be a most meaningful exercise from which Jefferies benefits greatly.

Our compensation process also includes the Compensation Committee, in consultation with our CEO and President, determining the compensation of our other executive officers. The Committee considered the views of Messrs. Handler and Friedman, including their assessments of our executives' individual performance, and the range of market inputs available, in setting their compensation.

## Role of the Compensation Consultant

The Compensation Committee retained Mercer (US) Inc. as an independent compensation consultant to assist the Compensation Committee with conducting a thorough review of our executive compensation practices, including a review of our historical compensation and related practices, an examination of relevant peer and industry practices and recommendations on how best to address compensation matters going forward. As is historically the case, for our 2019 compensation program Mercer was tasked with assisting the Compensation Committee with:

---

**TASKS FOR MERCER AND THE COMPENSATION COMMITTEE**

✔ Defining the appropriate market comparator group for our executives

✔ Defining a comprehensive compensation philosophy and pay strategy for our future

✔ Defining 2019 incentive program alignment and performance metrics

✔ Evaluating our executive officer compensation against the market

---

The Compensation Committee and its advisers also discussed with Mercer Rich and Brian's unique player/coach roles to aid in assessing comparable compensation not only as our senior leaders in their roles as CEO and President, but also as two of our most productive front-line deal makers, traders, and investors. When considering these two top executives, who have worked highly successfully as a team for almost eighteen years, the Compensation Committee took into account the following:

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**COMPENSATION COMMITTEE'S CONSIDERATIONS OF OUR TOP EXECUTIVES**

✔ Revenue-generating player/coaches

✔ Two of the most long-tenured executives in the industry

✔ Our two top executives own in the aggregate approximately 8.6% of our shares (aligning them completely with shareholders regardless of our compensation plan)

✔ Neither of our executives has or has ever had an employment contract

✔ Neither of our executives is eligible for carried interest on our direct investments

✔ Perhaps most importantly, in order to get paid anything other than their base salaries, our executives have to generate significant total shareholder return over long measurement periods, generate meaningful returns on tangible deployable equity or meet or exceed the non-financial metrics established by the Compensation Committee

---

## Peer Selection

We and our compensation consultant analyzed comparable peer compensation as a general frame of reference for considering the appropriateness of our executive compensation programs and to ensure our CEO and President are appropriately aligned with peers.

Spurred by shareholder feedback in 2018 and 2019 that specifically touched on our peer-group selection process, last year we carefully re-examined our historical peer group, which resulted in dropping two names from our historical list and adding four more. Assisted by Mercer, we sought to identify carefully those companies by using the following criteria:

---

**KEY CRITERIA WHEN IDENTIFYING COMPARATORS FOR PEER GROUP**

✔ Companies we primarily compete with for Investment Banking and capital markets business

✔ Companies engaged in alternative asset management and long-term principal investing

✔ Companies primarily driven by human capital and with which we generally compete for talent

✔ Companies headquartered in New York City and that also have a global business footprint similar to ours

✔ Companies with executive officers who, like ours, are not only the most senior leaders who guide the business to success, but also are front-line dealmakers, traders and/or investors, whose acumen and relationships would significantly contribute directly to their respective business's bottom line even if they were not also the most senior leaders

---

Our selected peer group also represents companies the businesses of which have a fair amount in common with our businesses and, hence, are reasonably comparable for purposes of relative performance:

| | |
|---|---|
| **Competition for Clients and Market Share** | • We identified companies we encounter on a day-to-day basis when we compete for Investment Banking assignments and capital markets business and for rankings on industry league tables, as well as those companies from which we take market share in the equities and fixed income businesses. |
| **Principal Investing and Alternative Asset Management** | • We targeted companies with which we compete in our Merchant Banking efforts, where such businesses entail making smart, long-term investments, focusing in particular on those companies where senior executives actively source, evaluate, and negotiate significant investments, as well as oversee and direct ongoing value creation of investee companies.<br><br>• As it pertains to our alternative asset management business, we also identified companies against which we vie for management teams and investor dollars. |
| **Human Capital-Based Companies and Competitors for Talent** | • We identified those companies from which we might seek replacements for our top executives or to which our top executives might be recruited away from us.<br><br>• This group is a set of highly accomplished firms with highly compensated executives, many of whom are paid significantly more than our executives, particularly when carried interest payments, founder's shares and other similar forms of compensation are taken into account. |
| **Location** | • With respect to headquarters and geographical scope, we operate and compete in an industry that is centered in the financial capital of the world, New York City.<br><br>• Twelve out of fourteen names on our peer list are headquartered in New York City and, as we do, operate globally. |
| **Our "Founders" and Player/Coaches** | • We, our clients, ratings agencies and many shareholders think about our two most senior leaders as "founders" and player/coaches. Our top two executives did not literally found our firm, but they have completely reshaped and redirected both the legacy Jefferies Group and legacy Leucadia.<br><br>• Dedicating on a combined basis almost 50 years of their lives, our CEO and President have propelled Jefferies from the narrowly focused equities shop it was before our CEO joined to what it has become today, growing and succeeding through, among other things, the challenges of 2001 - 2002, the 2008 - 2009 financial crisis, the late-2011 bear raid on Jefferies Group, and the reverse combination with Leucadia in 2013.<br><br>• And in doing so, our executives have been and continue to be the ultimate player/coaches who are "hands on" and who (i) bring significant revenue-generating opportunities to us because of their deep relationships; (ii) successfully and personally support Investment Banking pitches to fruition and execution; (iii) guide our sales-and-trading businesses; and (iv) invest our shareholders' dollars in high-return opportunities and oversee the growth and realization of these investments.<br><br>• Thus, when we seek comparators, we try to find companies that have transformational player/coaches at the helm and that have characteristics relevant to the compensation of such highly productive player/coaches. |

Our selected peers represent a reasonable and realistic list of firms that meet the appropriate criteria for comparators. The following table indicates how we view those criteria in relation to our peers. It bears noting that the Compensation Committee carefully considered, but rejected, as comparators companies substantially in retail financial services (retail commercial banking, retail stock brokerage, consumer lending, or credit-card processing). Those retail financial services companies do not do what we do and are wholly noncompetitive to our business model.

| Peer Name | Competition for Clients and Market Share | Principal Investing and Alternative Asset Management | Human Capital-Based Companies and Competitors for Talent | Location | Executive Player/Coaches |
|---|---|---|---|---|---|
| AllianceBernstein Holding L.P. | ● | ● | ● | ● | |
| Apollo Global Management, LLC | | ● | ● | ● | ● |
| BlackRock, Inc. | | ● | ● | ● | ● |
| The Blackstone Group L.P. | | ● | ● | ● | ● |
| The Carlyle Group L.P. | | ● | ● | | ● |
| Evercore Inc. | ● | | ● | ● | ● |
| The Goldman Sachs Group, Inc. | ● | ● | ● | ● | ● |
| KKR & Co. Inc. | | ● | ● | ● | ● |
| Lazard Ltd | ● | | ● | ● | |
| Loews Corporation | | ● | ● | ● | |
| Moelis & Company | ● | ● | ● | ● | ● |
| Morgan Stanley | ● | ● | ● | ● | |
| PJT Partners Inc. | ● | ● | ● | ● | ● |
| Stifel Financial Corp. | ● | | ● | | |

The following table details relevant financial data of our selected peers:

| Company Name | Revenue[1] ($MM) | Market Cap[2] ($MM) | Assets[1] ($MM) | Total Shareholder Return CAGR[2] | | |
|---|---|---|---|---|---|---|
| | | | | One Year (%) | Three Year (%) | Five Year (%) |
| AllianceBernstein Holding L.P.[3] | $3,576 | $2,781 | $8,706 | 4% | 19% | 11% |
| Apollo Global Management, Inc. | $2,833 | $9,744 | $8,542 | 65% | 40% | 21% |
| BlackRock, Inc. | $14,539 | $76,797 | $159,573 | 19% | 13% | 9% |
| The Blackstone Group Inc. | $7,139 | $35,750 | $32,586 | 68% | 37% | 18% |
| The Carlyle Group Inc. | $3,377 | $3,495 | $13,809 | 73% | 32% | 10% |
| Evercore Inc. | $2,009 | $3,024 | $2,126 | -4% | 7% | 11% |
| The Goldman Sachs Group, Inc. | $35,481 | $78,377 | $993,000 | 18% | 2% | 5% |
| KKR & Co. Inc. | $8,077 | $16,233 | $60,899 | 31% | 28% | 10% |
| Lazard Ltd | $2,586 | $4,058 | $5,664 | 2% | 6% | 0% |
| Loews Corporation | $14,931 | $15,140 | $82,243 | 6% | 5% | 5% |
| Moelis & Company | $747 | $1,627 | $914 | -11% | 14% | 8% |
| Morgan Stanley | $41,419 | $80,088 | $853,531 | 15% | 9% | 9% |
| PJT Partners Inc.[4] | $718 | $984 | $672 | -9% | 14% | — |
| Stifel Financial Corp. | $3,275 | $4,275 | $24,520 | 31% | 9% | 6% |
| **Jefferies Financial Group** | **$5,359** | **$6,267** | **$49,460** | **5%** | **3%** | **1%** |
| **Ranking Relative to Peers** | 7 of 15 | 8 of 15 | 6 of 15 | 10 of 15 | 14 of 15 | 13 of 14 |

[1] Revenue and Assets reflect the most recent fiscal year disclosure as of January 31, 2020.

[2] Market Cap figures and Total Shareholder Return compound annual growth rates (CAGR) are as of JEF's fiscal year-end (November 30, 2019) and are calculated using Capital IQ's methodology.

[3] Revenue and assets represent the values of Alliance Bernstein L.P., while Market Cap and TSR are for AB Holding L.P.

[4] PJT Partners Inc. became publicly traded after November 30, 2014 so no five-year TSR CAGR is shown.

In concluding this discussion of our peers, it bears noting that, as management executes upon our strategy of transitioning to a more focused financial services platform with a different emphasis on our Merchant Banking portfolio, the Compensation Committee is already contemplating whether we need to reconsider our list of peers to match that transition. Before doing so, we will of course reach out to our shareholders to elicit their feedback and suggestions.

## **3** 2019 Executive Compensation Plan

### Our 2019 Plan

Our 2019 Plan is based on driving return on tangible deployable equity and total shareholder return:

| | |
|---|---|
| **Return on Tangible Deployable Equity (ROTDE)** is defined as net income adjusted for amortization of intangible assets divided by tangible book value at the beginning of the year adjusted for intangible assets, deferred tax assets, dividends and cash used for our share repurchase program. Return metrics such as ROTDE not only measure profitability, but also reflect the use of capital to achieve that profitability, which rewards efficient use of our capital. | **Total Shareholder Return (TSR)** is the annualized rate of return reflecting stock price appreciation plus the reinvestment of dividends and distributions to shareholders over the measurement period. |

Set forth below is a summary of our 2019 Plan:



**4%**

**28%** | Cash

**At Risk**

**68%** | Equity

**ANNUAL BASE SALARY**

$1 million

## SHORT-TERM INCENTIVE

**ROTDE**

6% Threshold — 9% Target — 12% Capped Performance

**Targeted Amount: $6.5 million**

- Single-year performance award based upon ROTDE
- Potential 75% upside if ROTDE is greater than or equal to 12%
- Committee has discretion to increase or decrease incentive
- Incentive capped at 100% of target

## LONG-TERM INCENTIVE

Target = 30% TSR

Year 1 | Year 2 | Year 3

- To achieve target, 9% compounded annual TSR required
- Targeted performance results in approximately 30% growth in share price
- Must achieve 6% compound annual TSR to earn any shares
- Performance measurements and vesting occur after the end of the third year

**Targeted Amount: $16 million (3-year test and vesting)**

- Target compensation of $16 million, but award is not earned until the end of the three-year measurement period of compounded TSR
- 2019 Award vests during first quarter of fiscal year 2022

**2019 Plan and 2020 Plan modified by relative TSR performance:**

Percentage Payout of Equity Compensation
175% 150% 125% 100% 75% 50% 25% 0%

No Equity Compensation Unless TSR ≥ 6%

No Equity Compensation Above Target Unless Jefferies TSR ≥ Median Peer TSR

0% 1% 2% 3% 4% 5% 6% 7% 8% 9%
Absolute TSR

0% 50% 100%
Relative TSR Rank

- 3-year performance cycle measuring three-year compounded TSR (6%, 9%)
- < 6% results in forfeiture of any equity award
- Targeted 9% three-year compounded TSR
- Award modified by relative compounded TSR performance
- If relative compounded TSR is below 50th percentile, award capped at target even if absolute TSR > 9%
- If relative compounded TSR is above 50th percentile RSU award increases by 1.5% of target compensation for each percentile point above median, but only if absolute TSR ≥ 9%

# The Results of our Plans

## *Long-Term Incentive (RSUs)*

### 2019 PERFORMANCE AWARDS

As summarized in the graph above, the long-term incentive portion of our 2019 Plan includes a targeted $16 million grant of RSUs that can only be received if we achieve three-year compounded TSR of 9% over 2019-2021. Accordingly, until we finish the three-year measurement period at the end of 2021, we are not able to estimate the actual performance-based RSUs that might be received by our executives. However, as displayed below, in 2019 our TSR was 4.89%, which is below our 6% threshold.



| | Target Compensation | | Outcome |
|---|---|---|---|
| <br>RSU | $16 million Equity Target over Three Years | **2019 TSR: 4.89%**<br> | **$0** |

64%

6%
Threshold
9%
Target
12%
Maximum

Because our 2019 Plan pays out only on three-year compounded TSR, and because we committed never to grant additional equity for 2018 - 2020 compensation years, our executives continue to be challenged with boosting compounded annual TSR over the last two years of the 2019 amended plan in order to earn the full award. The graph below illustrates the required performance.



$30.00
$25.00
$20.00
$15.00
$24.49
$22.46
$19.71
12-3-18
6-3-19
12-3-19
6-3-20
12-3-20
6-3-21
Actual
Threshold
Target
Growth Needed to Reach 3-Year Aggregate Threshold
Growth Needed to Reach 3-Year Aggregate Target

Note: End share price targets reflect projected prices assuming reinvestment of all dividends from the beginning of the performance period through the February 28, 2020 price shown, plus assumed reinvestment of $0.15 quarterly dividends through the remainder of the performance period.

**As a result of the stringent performance metrics under our 2019 Plan and TSR, the current estimated value of the long-term incentive portion of the 2019 Plan is $8.2 million, which is substantially below the $16 million we targeted, and entirely at risk.**

## 2018 PERFORMANCE AWARDS

It bears noting here that, for Compensation Year 2018, which is now two years into its three-year performance period, our executives are also challenged with boosting compounded annual TSR this year to try to earn the 2018 equity award. As illustrated below, to reach their targeted equity compensation, between February 10, 2020, and the end of our 2020 fiscal year, our TSR must achieve a share price equivalent of $29.97; further, if our share price equivalent is not above $27.53 by the end of our 2020 fiscal year, our executives will forfeit all $16 million of their target equity incentive compensation for 2018.



Note: End share price targets reflect projected prices assuming reinvestment of all dividends from the beginning of the performance period through the February 28, 2020 price shown, plus assumed reinvestment of $0.15 quarterly dividends through the remainder of the performance period.

> **As a result of the stringent performance metrics under our 2018 Plan and TSR, the current estimated value of the long-term incentive portion of the 2018 Plan is $3.2 million, which is substantially below the $16 million we targeted and entirely at risk.**

## *Short-Term Incentive (Cash)*

### 2019 CASH INCENTIVE AWARDS

The short-term incentive portion of our 2019 Plan was based primarily on our 2019 Return on Tangible Deployable Equity (ROTDE), defined as net income adjusted for amortization of intangible assets divided by tangible book value at the beginning of the year adjusted for intangible assets and deferred tax assets, dividends and cash used for our share repurchase program.

| 2019 ROTDE Analysis ($ thousands) | Fiscal 2019 |
|---|---|
| Net Income attributable to Jefferies Financial Group Common Shareholders (GAAP) | $ 959,593 |
| Less: Tax Benefit associated with sale of our Available for Sale Portfolio[1] | (544,583) |
| Add: Intangible Asset Amortization | 14,574 |
| Add: Intangible Asset Impairment | 1,267 |
| Less: Tax on Intangible Asset Amortization and Impairment | (2,007) |
| Adjusted Net Income (non-GAAP) | $ 428,844 |
| Divided by: | |
| Jefferies Financial Group Shareholders' Equity at November 30, 2018 (GAAP) | 10,060,866 |
| Less: Intangible Assets, Net and Goodwill | (1,890,131) |
| Less: Deferred Tax Assets, Net | (512,789) |
| Less: Weighted Avg. Dividends and Cash used for our Share Repurchase Program | (377,805) |
| Adjusted Tangible Book Value (non-GAAP) | $ 7,280,141 |
| 2019 ROTDE % = $428,844 / $7,280,141 = | 5.89% |

[1] Reflects our Compensation Committee's determination to exclude a non-recurring tax benefit of approximately $544.6 million related to the closing of our available for sale portfolio. This tax benefit was generated primarily through activity during 2008-2010 and since then has remained an unrealized balance within equity until the liquidation of the portfolio. This realization did not impact total equity, as the increase in retained earnings was offset by a corresponding decrease in accumulated other comprehensive income.

The short-term incentive portion of our 2019 Plan includes a targeted cash bonus of $6.5 million that our executives could have received if we achieved ROTDE of 9%. Under the terms of our 2019 Plan, our executives could have received a $3.25 million bonus (that is, one-half of the target) if we achieved ROTDE of 6%, and a $11.375 million bonus (that is, 75% higher than target) if we achieved ROTDE of 12%, with the Compensation Committee retaining discretion to increase or decrease the cash incentive bonus based upon the following factors:

- market changes that could not be anticipated
- strategic acquisitions and divestitures
- compliance record
- public-perception issues
- responses to business crises
- responses to regulatory or litigation matters
- responses to the need for diversity
- responses to the need for sustainability
- organizational effectiveness
- succession planning
- key personnel changes
- other changes in circumstance that warrant increasing or decreasing executive annual short-term incentives

As calculated above and displayed below, in 2019 our ROTDE was 5.89%, a mere 11 basis points shy of our 6% threshold.



**Target Compensation** | **Outcome**

36%

**CASH**

$6.5 million target in 2019 based on 1-year ROTDE results

**2019 ROTDE: 5.89%**

6%
Threshold
9%
Target
12%
Maximum

**$3.25 million**

Based on consideration of the above-bulleted factors, the Compensation Committee exercised its judgment and awarded our executives a $3.25 million bonus, doing so for the following reasons:

**Unanticipated Market Changes:** One of the drags on 2019 ROTDE was the completely unanticipated and dramatic pre-tax $182.3 million non-cash charge in our Merchant Banking holdings in WeWork. But for that well-publicized, massive collapse in valuation, our ROTDE would have been approximately 7.74%. It bears noting here that our original investment in WeWork was $9 million in 2013. Since then, we have received $31 million in cash and continue to carry WeWork on our books at $54 million, much of which we expect to receive in cash by virtue of WeWork's pending tender offer to which we have tendered our shares.

**Strategic Acquisitions and Divestitures:** As is outlined in much greater detail in our Board's cover letter to this Proxy Statement, Rich and Brian's annual letter to shareholders, and in all of our public filings, 2019 was a banner year with respect to executing on our plan to transition our business to a highly focused pure financial services platform:

- We sold our remaining 31% of National Beef, receiving $970 million in cash and final distributions and realizing a $205 million pre-tax gain;
- We distributed a special dividend of our holdings in Spectrum Brands, worth approximately $451 million, to our shareholders;
- We took HomeFed private, acquiring the 30% that we did not already own; and
- We increased our investments in our solidly growing asset management business, which performed well in 2019.

**Compliance, Litigation, and Regulatory Matters:** Fiscal 2019 was another of many years in which – unlike other financial industry firms – Jefferies had no material litigation or regulatory matters (indeed, we almost had none at all, material or otherwise).

**Diversity:**  Our executives' laser focus on the need for diversity has resulted in great strides. In addition to their real and hands-on support of the existing Jefferies Women's Initiative Network (jWIN) and Jefferies Network of Black and Latino Employees (J-NOBLE), our executives established and supported J-EMS (Jefferies' Europe-based Ethnic Minorities Society) and jMosaic (representing our LGBTQ+ community). And, perhaps even more impressively, as it pertains to our incoming Investment Banking class in 2020, whom we recruited in 2019, we hired an impressive 49% women, which represents a 300% increase from just a few years ago. And with respect to hands-on support, Jefferies just launched a Global Diversity Council that is chaired by Rich Handler.

**Sustainability:**  As noted earlier in this Proxy Statement, our executives responded well to our directive to enhance the ESG profile of Jefferies. It was through their efforts and close support that our Board's recently formed ESG Oversight Committee retained an ESG consultant and is in the process of completing the important changes both to our public profile and to our internal operations that are being effected to reflect our commitment to sustainability.

**Organizational Effectiveness:**  Here, our executives knocked the ball out of the park. It is hard to know where to start, but among myriad accomplishments are the following:

- Managed Jefferies balance sheet, risk and liquidity in a manner that resulted in Jefferies' senior debt being upgraded;
- Made great advances in the transition to focus on financial services;
- Continued to make strong hires across the Jefferies platform, including in senior leadership roles, that position us well for revenue growth in our existing businesses and in our expansion into Asia and Australia; and
- Continued to take market share from our competitors.

**Succession Planning and Key Personnel Changes:**  From the Leucadia Asset Management business to Jefferies LLC, and from North America to Europe to Asia, our executives have built a stable of seasoned and highly effective executives who not only are well positioned as part of our succession planning, but also are already filling senior leadership roles in the United States, England, Hong Kong, and Australia.

**Balanced Shareholder Return and Capital Allocation Strategy:**  As our Board outlined in the cover letter to this Proxy Statement, in 2019 we returned $1.1 billion in capital to our shareholders by way of $150 million cash dividends; $451 million Spectrum Brands dividend; and $506 million worth of repurchases of Jefferies shares. That capital return in 2019 means that, for the two-year period 2018 through 2019, we returned in excess of $2.4 billion (or 31%) of tangible shareholders' equity, while ending up with $7.66 billion in tangible shareholders' equity (from $7.64 billion two years ago) and $2.2 billion in parent-company liquidity.

**Prudent Compensation Management:**  Finally, the Committee recognized that not exercising its judgment to provide an appropriate reward based on our executives' strong performance on the previously disclosed, pre-determined factors highlighted above would risk incentivizing our executives to focus on imprudent, short-term strategies solely in order to meet performance targets. This would be detrimental to the achievement of long-term, sustainable returns. As noted above, we were just 11 basis points away from the 6% ROTDE performance threshold. To ignore the substantial accomplishments that are outlined above and not award the threshold bonus payment would neither provide the right incentives nor recognize what was a successful year.

> **Even taking into account our application of business judgment in the payout for the cash bonus, as a result of the stringent performance metrics under our 2019 Plan, the current estimated realizable value of the 2019 Plan is $12.5 million, which is substantially below the $23.5 million we targeted and of which $8.2 million of the $12.5 million remains entirely at risk.**

### 2018 CASH INCENTIVES

As we close this discussion of cash compensation, we want to point out that, under our 2018 Plan, fiscal 2019 was the second year in the three-year long-term incentive plan that had a $9 million target, with each performance year targeting one-third or $3 million if sustained compounded annual ROTDE equaled 9%, with our executives being eligible to earn up to $4.5 million if compounded annual ROTDE was at or above 12%. Because annual compounded ROTDE was 12.03% for the 2018-2019 period, our executives each received $4.5 million, as reflected in our Summary Compensation Table.

## Closing Thoughts on Our Plan Experience

When we increased our performance thresholds and targets last year, which resulted in an implicit 17% decrease in compensation potential, we hoped that those metrics constituted rigorous performance targets that would generate not only significant growth in tangible equity but, ultimately substantial growth in TSR. We remain confident they will do so.

The bar charts below show performance in ROTDE and TSR.

**ANNUAL ROTDE TARGETS VS. HISTORICAL JEF PERFORMANCE**



**ANNUAL TSR TARGETS VS. HISTORICAL JEF PERFORMANCE**



As we look ahead, the biggest task we have in 2020 is evaluating a new executive compensation plan for 2021 that aligns with our business plan and goals, adheres to our fundamental compensation philosophy, enhances what we feel worked with our prior program and continues to reflect our shareholders' feedback and insights. As we near the end of our transition to a more focused, pure financial services company, we believe our approach to compensation must reflect our evolving business model.

Our 2021 executive compensation plan will be guided by the fact that the divestitures over the past several years in our legacy Merchant Banking effort and the concentration of our operating earnings in Jefferies Group have altered our business plan and source of value creation. Accordingly, we will need to re-examine our peer group and consider our ROTDE performance metric as we strive to construct a compensation plan that continues to promote our fundamental philosophy of long-termism, measures our executives' overall performance against our current reality, and pays our executives fairly. Indeed, this fundamental transition in our business plan will alter the way we need to think about compensation in respect of 2020, when we will have to carefully consider exercising our business judgment when measuring our executive's performance under a business model that has been substantially and successfully altered to meet our strategic goals.

Rest assured that, no matter what we do, you, our fellow shareholders, will be consulted as we contemplate changes and land on a new plan and as we determine how to compensate our executives under our new business model in respect of 2020 and beyond. We very much look forward to engaging with you on these topics between now and year-end 2020.

## 4  Elements of our Compensation Program

Our compensation policies are designed to provide competitive levels of compensation in order to attract and retain talented executives and leaders, encourage long-term service and loyalty and align their interests with the creation of long-term value for our shareholders. Each element of our program, base salary, annual incentive, long-term incentive and benefits, is tailored to incentivize a specific area of pay that we believe will promote sustained economic value over time.

### Alignment between Pay and Performance

The changes we have made over the last several years have resulted in closely aligned pay and performance, and completely transparent elements of our program. In 2019, 96% of our CEO and President's total target compensation was at risk. Equity is a significant component of this compensation, and, as we continue to believe and state, provides strong incentives for superior long-term performance and a direct link to the interests of our shareholders.



**CEO AND PRESIDENT**

**96%** target compensation "At-risk"

**4%** Base Salary

**68%** Long-Term Incentive (Equity)

**28%** Annual Bonus (Cash)

## Base Salary

We pay our named executive officers a base salary to provide them a predictable level of income and to reward current and past short-term performance. The base salaries we have established reflect our understanding of the competitive market for these roles. The base salaries below are annualized.

| Executive | Role | 2019 Base Salary ($) |
|---|---|---|
| **Richard B. Handler** | CEO | 1,000,000 |
| **Brian P. Friedman** | President | 1,000,000 |
| **Joseph S. Steinberg** | Chairman of the Board | 810,693 |
| **Michael J. Sharp** | General Counsel | 1,000,000 |
| **Teresa S. Gendron** | CFO | 500,000 |

## Annual Bonuses

Annual bonuses are designed to encourage our executive officers to deliver strong annual results, to maximize short-term productivity and profitability and to reward our executive officers for their efforts during the year. Motivating our executive officers to deliver strong short-term results directly impacts our performance, and together with long-term focus and risk mitigation, is key to our success.

| | |
|---|---|
| ***CEO and President*** | Our top two executives, Rich Handler (CEO) and Brian Friedman (President), were eligible to receive annual cash bonuses for 2019. As described above, each executive was awarded $3.25 million. |
| ***General Counsel*** | Our General Counsel was eligible to receive an annual cash bonus for 2019. To align his compensation with the performance metrics driving our two top executives, Mr. Sharp's performance-based incentive compensation had a threshold of $1 million if ROTDE was at least 9%, a target of $2 million if ROTDE was 8% and a maximum of $3 million if ROTDE equaled 12% or more. The remainder of Mr. Sharp's incentive compensation was based on personal performance, effectiveness of non-revenue-generating activities, implementation of strategic initiatives and overall senior management skill and effectiveness. |
| | With our fiscal 2019 ROTDE at less than threshold, Mr. Sharp received no performance-based incentive. However, our Compensation Committee exercised its business judgment and, with input from Messrs. Handler and Friedman, awarded Mr. Sharp $3 million in recognition of his outstanding performance during 2019, particularly his hands-on approach to implementing our strategic initiatives. |
| ***Chief Financial Officer*** | Our CFO was eligible to receive an annual cash bonus for 2019. To align her compensation with the performance metrics driving our two top executives, Ms. Gendron's performance-based incentive compensation had a threshold of $250,000 if ROTDE was at least 6%, a target of $500,000 if ROTDE was 8% and a maximum of $750,000 if ROTDE equaled 12% or more. The remainder of Ms. Gendron's incentive compensation was based on personal performance, effectiveness of non-revenue-generating activities, implementation of strategic initiatives and overall senior management skill and effectiveness. |
| | Although threshold ROTDE was not met, our Compensation Committee exercised its business judgment and, with input from Messrs. Handler and Friedman, awarded Ms. Gendron $1.15 million in recognition of her continuing outstanding senior management skill and effectiveness. |

## 2019 Long-Term Incentive Plans

Long-term equity incentive compensation provides strong incentives for superior long-term performance and a direct link for our executive officers to the interests of our shareholders. The value of long-term equity incentive awards increases or decreases based on the future price of our shares. Awards of long-term equity incentive compensation also create long-term ownership, which we believe is important to promoting a culture of entrepreneurship.

| | |
|---|---|
| ***CEO and President*** | As described above, our Compensation Committee approved an executive compensation program for our CEO and President consisting of long-term, performance-based equity for compensation year 2019. |

## Benefits

We provide our named executive officers with medical, dental, life insurance, disability, savings, retirement, deferred compensation opportunities and other similar benefits available to employees generally that are not part of what we consider direct compensation. We intend these benefits to be competitive in order to help recruit and retain talented executives. These benefits are designed to facilitate the productivity of our executives, ensure the well-being of our executives, employees and their families, encourage long-term service to us and generally enable our compensation packages to remain competitive. In the aggregate, we believe our benefits including perquisites are in-line with or more moderate than general business practices for companies of comparable size and character.

## Executive Perquisites

Certain perquisites as disclosed in our Summary Compensation Table are available to executive officers that are not available to other employees. Messrs. Handler, Friedman and Steinberg may use our business aircraft for personal use to assure their constant availability and responsiveness and to facilitate their productivity, subject to an annual $350,000 limitation for each executive, above which reimbursement to us is required. Certain of our executive officers receive the use of chauffeured cars, paid parking, and vehicle-related expenses for business as well as personal use also to assure their constant availability and responsiveness, and to facilitate their productivity. These benefits also allow us to be competitive in the talent market. These perquisites are reported as All Other Compensation in our Summary Compensation Table.

## Severance

Under our severance policy, employees terminated by us other than for cause are generally entitled to one month's pay for each year of service, up to a maximum of 24 months. Pay is defined as salary plus bonus (excluding one-time, tenure or holiday bonus). Messrs. Handler, Friedman and Sharp are only entitled to severance under Jefferies Group's policy, which provides that terminated employees, other than employees terminated for cause, are generally entitled to one-half month's salary for each year of service, up to a maximum of six months (a maximum of 12 months for employees with age plus years of service of at least 60). More information is provided under Potential Payments upon Termination of Employment or Change-in-Control.

## Retirement and Deferral Plans

For Jefferies Financial Group employees hired before January 2014, we maintain a Savings and Retirement Plan that allows participants to make contributions, portions of which are matched by us. The plan also provides a contribution for eligible participants determined on the basis of age and service with potential contributions ranging from 2% of eligible compensation up to 16% of eligible compensation.

Our deferred compensation retirement plan allows employees with compensation in excess of $130,000 the opportunity to receive an employer contribution ranging from 2% of eligible compensation up to 16% of eligible compensation. The plan does not provide for employee contributions. We also have a deferred compensation plan that permits the deferral of compensation and provides a means for our employees to invest in our shares on a tax-deferred basis. These plans are designed as non-qualified deferred compensation plans and are intended to meet the requirements of Section 409A.

Employees of Jefferies Group who began service prior to April 1, 1997, which includes Mr. Handler but none of the other named executive officers, are entitled to benefits under the Jefferies Group pension plan.

# Other Considerations

## Employment Agreements

Our named executive officers do not have employment agreements with us.

## Change-in-Control Agreements

We do not have any change-in-control agreements with any named executive officers. No equity held by our executive officers is subject to accelerated vesting upon a change-in-control.

## Stock Ownership Guidelines

We adopted stringent stock ownership guidelines for our CEO and President. The guideline is set at 10-times salary, resulting in a requirement that each executive hold $10 million worth of our shares. Messrs. Handler and Friedman have historically acquired and held large positions in our shares. Including all earned and unearned deferred shares and options, Messrs. Handler and Friedman own a combined 26,327,205 shares, representing approximately 8.6% of our outstanding shares.

Since becoming CEO of Jefferies Group in 2001 and for the 7 years he has worked at Jefferies Financial Group, over 74% of Mr. Handler's compensation has consisted of non-cash equity related securities vesting over three to five years. Aside from charitable donations and tax-related sales, Mr. Handler has not sold any of his shares.

Since becoming an executive officer of Jefferies Group in 2005 and as President of Jefferies Financial Group, over 71% of Mr. Friedman's compensation from Jefferies and Jefferies Financial Group has consisted of non-cash equity related securities vesting over three to five years. Aside from charitable donations and tax-related sales, Mr. Friedman has not sold any of his shares.

Mr. Steinberg owns 22,247,142 shares and options, representing 7.8% of our outstanding shares.

This ownership encourages our executives to act in our best long-term interests and those of our shareholders.

## Clawback Policy

We have adopted a policy allowing our Compensation Committee to claw back incentive awards if the underlying performance metric or any other metric considered by the Compensation Committee in approving an award, is corrected, adjusted or deemed to be false. This policy applies to all of our executive officers.

## Anti-Hedging Policies

Directors, executive officers and other employees are expressly prohibited from hedging transactions that involve our securities and those of our subsidiaries under our amended Insider Trading and Anti-Tipping Policy. Our anti-hedging policy also prohibits direct and indirect short selling, option transactions of any kind and derivative transactions that involve our securities. The policy does not apply to the exercise of options, warrants or other rights issued by us or any transaction approved in advance by the Compensation Committee. We currently have no outstanding options or warrants issued by us and our Compensation Committee has never been asked to, nor ever approved, any exceptions to our anti-hedging policies.

## Compensation Risk Management

Our Compensation Committee has considered whether our compensation policies and practices reward employees for imprudent risk taking and has determined that our compensation policies and practices, including those of Jefferies Group, are not reasonably likely to have a material adverse effect on us. The Compensation Committee's assessment is conducted annually. Management reviews with our Compensation Committee our compensation programs, focusing on incentive programs, risks and mitigation factors. Based on the totality of this information, the Compensation Committee determines whether any portion of such compensation encourages excessive risk taking and concludes whether or not our compensation programs are reasonably likely to have a material adverse effect on us.

In assessing risks, our Compensation Committee considers mitigating factors such as (i) the multiple elements of our compensation packages, including base salary and bonuses, either in the form of restricted cash or equity awards, both of which vest over a number of years; (ii) the structure of senior executives' incentive program, which is based on a number of different performance measures to avoid placing undue emphasis on any particular performance metric; (iii) the ability to exercise negative discretion as a means to adjust compensation downward to reflect performance or other factors; (iv) oversight of our programs by our Board and Compensation Committee; (v) our clawback policy; (vi) our anti-hedging policy; (vii) no change-in-control benefits; and (viii) other factors deemed relevant by the Committee.

As discussed earlier, we specifically considered whether our amended compensation program might inappropriately increase the risk appetite of our executives. We did not want our amendments to upset the proper balance between short-term performance and our ultimate objective: long-term value creation. We believe the program we are proposing supports our long-term objectives.

## Tax Considerations

Although the Tax Cuts and Jobs Act removed the tax incentive for qualified performance-based compensation beginning in 2018, our Compensation Committee retained the use of performance-based compensation for the primary portion of our executives' 2019 incentive compensation as an appropriate and valuable tool to continue to align our executives' interests with the long-term interests of our shareholders.

# Executive Compensation Tables

## Summary Compensation Table

| Name and Principal Position | Year | Annualized Salary ($) | Bonus ($) | Stock Awards[1] ($) | | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value and Non-Qualified Deferred Compensation Earnings[2] ($) | All Other Compensation[3] ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| **Richard B. Handler** | 2019 | 1,000,000 | 3,250,000 | | — | 4,500,000 | 36,833 | 445,125[4] | 9,231,958 |
| *Chief Executive Officer* | | | | 2018: | 12,762,541 | | | | |
| | | | | 2019: | 12,913,541 | | | | |
| | | | | 2020: | 13,046,422 | | | | |
| | 2018 | 1,000,000 | — | Total: | 38,722,504 | 4,500,000 | — | 451,709 | 44,674,213 |
| | 2017 | 1,000,000 | — | | 20,430,092 | — | 30,795 | 326,398 | 21,787,285 |
| **Brian P. Friedman** | 2019 | 1,000,000 | 3,250,000 | | — | 4,500,000 | — | 351,625[5] | 9,101,625 |
| *President* | | | | 2018: | 12,762,541 | | | | |
| | | | | 2019: | 12,913,541 | | | | |
| | | | | 2020: | 13,046,422 | | | | |
| | 2018 | 1,000,000 | — | Total: | 38,722,504 | 4,500,000 | — | 145,125 | 44,367,629 |
| | 2017 | 1,000,000 | — | | 20,430,092 | — | | 299,906 | 21,729,998 |
| **Joseph S. Steinberg** | 2019 | 810,693 | — | | — | — | — | 470,715[6] | 1,281,408 |
| *Chairman of the Board* | 2018 | 810,693 | 310,954 | | — | — | — | 481,525 | 1,603,172 |
| | 2017 | 810,693 | 596,942 | | — | — | — | 510,223 | 1,917,858 |
| **Teresa S. Gendron** | 2019 | 500,000 | 1,150,000 | | — | — | — | 4,750 | 1,654,750 |
| *Chief Financial Officer* | 2018 | 500,000 | 460,000 | | — | 690,000 | — | 4,625 | 1,654,625 |
| | 2017 | 500,000 | 1,150,000 | | — | — | — | 4,500 | 1,654,500 |
| **Michael J. Sharp** | 2019 | 1,000,000 | 3,000,000 | | — | — | — | 4,750 | 4,004,750 |
| *Executive Vice President and General Counsel* | 2018 | 1,000,000 | 1,100,000 | | — | 2,400,000 | — | 4,625 | 4,504,625 |
| | 2017 | 1,000,000 | — | | — | 4,000,000 | — | 4,500 | 5,004,500 |

[1] Grant date fair value of restricted awards under our Incentive Plan in accordance with GAAP. Stock Awards for Messrs. Handler and Friedman during 2018 were in the form of Performance-based Restricted Stock Units that applies to three compensation years (2018, 2019 and 2020). Further information on the valuation assumptions relating to the stock awards granted in 2018 can be found in Note 17 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2019. These 2018-2020 awards were modified during fiscal 2019 by our Compensation Committee. Please refer to our CD&A for additional information.

(2) As required by SEC rules, the Change in Pension Value and Non-Qualified Deferred Compensation Earnings as well as the Total columns do not include a negative return of $1,393 in Mr. Handler's pension for fiscal year 2018.

(3) Some of the items under this caption constitute taxable income to the named executive officers. These amounts are reported as taxable income for the executives pursuant to IRS rules which differ from the SEC reporting rules used to report the amounts reflected in this table and these notes.

Certain of our named executive officers benefit from personal use of our aircraft.  In addition, family members of our named executive officers may, in certain circumstances, accompany the named executive officers on business as well as personal travel on our aircraft, resulting in additional costs. Reported costs for personal use of our aircraft consists of the incremental costs incurred as a result of personal flight activity, including fuel, repairs, maintenance, personal supplies and meals and flight crew meals and lodging. Incremental costs do not include depreciation, hanger rent, insurance, flight crew salaries and benefits and other fixed expenses that would have been incurred regardless of whether there was any personal use of our aircraft. For 2019, the total amount of our disallowed tax deduction resulting from the personal use of our aircraft by Messrs. Handler, Friedman, Steinberg and their guests was approximately $4.9 million, the primary impact of which was a noncash reduction of about $1.0 million to our federal deferred tax asset balance. Messrs. Handler, Friedman and Steinberg receive the use of drivers, cars and other transportation benefits for business as well as personal use. Disclosed amounts for personal use of drivers, cars and other transportation benefits for each executive are derived based on a 30% allocation of the total cost of driver compensation (including bonus and benefits), parking costs, vehicle depreciation and all other vehicle operating costs.

(4) Includes $260,890 in personal use of our aircraft, $179,485 in personal use of a car and driver and $4,750 in contributions to the Profit Sharing Plan (PSP).

(5) Includes $268,171 in personal use of our aircraft, $78,704 in personal use of a car and driver and $4,750 in contributions to the PSP.

(6) Includes $350,000 in personal use of our aircraft (after deducting $108,663 reimbursed to us by Mr. Steinberg for additional personal use of our aircraft), $83,715 in personal use of cars and drivers, $32,229 in contributions to our Deferred Compensation Plan and $4,771 in contributions to the Savings and Retirement Plan.

# 2019 Compensation Plan Outcomes

## Grants of Plan-Based Awards in 2019

### Equity Incentive Plan Awards to Our Named Executive Officers

None.

### Non-Equity Incentive Plan Awards to Our Named Executive Officers

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | |
| --- | --- | --- | --- | --- |
| | | Threshold ($)[2] | Target ($)[2] | Maximum ($)[2] |
| **Teresa S. Gendron** | 2/6/2019[1] | 250,000 | 500,000 | 750,000 |
| **Michael J. Sharp** | 2/6/2019[1] | 1,000,000 | 2,000,000 | 3,000,000 |

(1) Grants of performance-based awards to Mr. Sharp and Ms. Gendron as discussed in the CD&A under Annual Bonuses – General Counsel and Chief Financial Officer.

(2) Threshold, Target and Maximum equal 6%, 9% and 12% ROTDE. In addition to Threshold, Target and Maximum, Ms. Gendron and Mr. Sharp were entitled to receive an incentive bonus based on their individual personal performance, effectiveness of non-revenue-generating activities, implementation of strategic initiatives and overall senior management skill and effectiveness.

## Outstanding Equity Awards at Fiscal Year-End 2019

This table provides information on the holdings of unvested restricted stock and RSUs by our named executive officers at November 30, 2019.

| | | Stock Awards | | | |
|---|---|---|---|---|---|
| Name | Grant Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($)[1] | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1] |
| **Richard B. Handler** | 1/1/2017[2] | — | — | 1,218,250 | 25,461,425 |
| **Brian P. Friedman** | 1/1/2017[2] | — | — | 1,218,250 | 25,461,425 |
| **Richard B. Handler** (Comp Year 2018) | 1/1/2018[3] | — | — | 675,805 | 14,124,325 |
| **Richard B. Handler** (Comp Year 2019) | 1/1/2018[3] | — | — | 675,805 | 14,124,325 |
| **Richard B. Handler** (Comp Year 2020) | 1/1/2018[3] | — | — | 675,805 | 14,124,325 |
| **Brian P. Friedman** (Comp Year 2018) | 1/1/2018[3] | — | — | 675,805 | 14,124,325 |
| **Brian P. Friedman** (Comp Year 2019) | 1/1/2018[3] | — | — | 675,805 | 14,124,325 |
| **Brian P. Friedman** (Comp Year 2020) | 1/1/2018[3] | — | — | 675,805 | 14,124,325 |
| **Michael J. Sharp** | 1/20/2016 | 15,357[4] | 320,961 | — | — |
| **Michael J. Sharp** | 1/24/2017 | 21,385[4] | 446,947 | — | — |

[1] Based on $20.90 per share, the NYSE closing price on November 29, 2019, the last trading day of fiscal 2019.

[2] Represents 2017 performance-based compensation that is subject to compounded TSR and ROTDE during the three-year period ending November 30, 2019. 100% of the shares are also subject to service-based forfeiture until first quarter 2020. Includes non-preferential dividend equivalents that are also subject to performance and service-based forfeiture.

[3] Represents Compensation Years 2018 – 2020 performance-based compensation that is subject to three-year compounded TSR during the three-year period beginning with the applicable compensation year. 100% of the shares are subject to service-based forfeiture. Our Compensation Committee subsequently amended the awards during 2019. Please refer to our CD&A for additional information.

[4] The restricted shares are expected to vest at a rate of 25% on each anniversary of the date of grant, subject to service-based forfeiture.

## Stock Vested in Fiscal 2019

The table below reflects equity that vested during fiscal 2019 for each of our named executive officers. Shares are valued on the day they vested. None of our named executive officers exercised options or warrants during fiscal 2019.

| | Stock Awards | |
|---|---|---|
| Name | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| **Richard B. Handler** | 2,086,227 | 42,809,378 |
| **Brian P. Friedman** | 2,086,227 | 42,809,378 |
| **Richard B. Handler** | 20,808 | 371,007 |
| **Brian P. Friedman** | 20,808 | 371,007 |
| **Michael J. Sharp** | 15,356 | 310,038 |
| **Michael J. Sharp** | 10,693 | 213,646 |

## Pension Benefits in 2019

| Name | Plan Name | Number of Years Credited Service | Present Value of Accumulated Benefit | Payments During Last Fiscal Year |
|---|---|---|---|---|
| **Richard B. Handler** | Jefferies Group Employees' Pension Plan | 16 (frozen) | $325,567 | $0 |

To calculate the value above, we assumed that benefit commencement is at age 65 (our pension plan's normal retirement age). We also assumed that 85% of his benefit is paid as a lump sum calculated using an interest rate of 4.8% and mortality assumption required under Revenue Ruling 2007-67 and that 15% of his benefit is paid as a single life annuity calculated using a 2.9% discount rate and RP-2014 annuitant mortality. In addition, the figure provided is based on age 65 present values discounted back to current age. We also assumed no pre-retirement mortality.

Jefferies Group first adopted its pension plan in 1964 and stopped admitting new participants into the plan on April 1, 1997. Effective December 31, 2005, benefits under the plan were frozen. All persons who were Jefferies Group employees prior to April 1, 1997, who are citizens or residents of the United States, who are 21 years of age and who have completed one year of service are covered by the pension plan. The plan is a defined benefit plan funded through our ongoing contributions and through earnings on existing plan assets. The amount an employee will receive as a plan benefit depends on the person's covered compensation during specific plan years. An employee retiring at age 65 will receive 1% of the employee's covered compensation from January 1, 1987, until termination of employment plus 20% of the first $4,800 and 50% of amounts exceeding $4,800 of annual average covered compensation for 1985 and 1986. Benefits under the plan are payable for the remaining life of the participant and are not subject to deduction for Social Security benefits or other offsets.

Since 2004, the amount of covered compensation has been capped at $210,000 per year. An employee who retires upon normal retirement at age 65 with at least four years of service will receive a full vested benefit. An employee who retires at age 55 with at least four years of service will receive the normal retirement benefit reduced by 1/2% for each month benefit payments commence before age 65. Employees who terminate employment for reasons other than death or retirement will be entitled to the vested portion of their benefits at their normal or early retirement age. Benefits vest at the rate of 0% for the first year of service, 33% for each of the next two years of service and 34% for the fourth year of service. The retirement benefits payable at age 65 for those employees with service prior to January 1, 1987, will be composed of two items: (1) a benefit for service up to December 31, 1986, in accordance with the original plan formula recognizing pay up to $100,000 and (2) a benefit for service commencing on January 1, 1987, equal to 1% of covered compensation through the date of termination.

## Non-Qualified Deferred Compensation

The following table shows the benefits that the named executive officers are entitled to receive under our Non-Qualified Deferred Compensation Retirement Plan established January 1, 2009, our 2003 Incentive Plan, amended and restated on July 25, 2013 and Mr. Handler's self-directed deferred compensation account which was in place before he became CEO of Jefferies Group in 2001.

| Name | Executive Contributions in Last Fiscal Year ($)[1] | Registrant Contributions in Last Fiscal Year ($)[2] | Aggregate Earnings (Losses) in Last Fiscal Year ($)[3] | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Last Fiscal Year End ($)[4] |
|---|---|---|---|---|---|
| Richard B. Handler | 42,809,378 | — | 35,062,057[5] | — | 281,345,301[6] |
| Brian P. Friedman | 42,809,378 | — | 29,771,971[7] | — | 108,353,710[8] |
| Joseph S. Steinberg | — | 32,229 | 70,380 | — | 686,394 |

[1] Value of shares vesting during the fiscal year.

[2] All amounts are included in the Summary Compensation Table in All Other Compensation.

[3] Earnings and losses are based upon the investment direction of the named executive officer, the change in value of RSUs and value of dividend equivalents credited as additional RSUs.

[4] Amounts in the table do not reflect compensation granted in any single year but include reported compensation that has been deferred and market returns on investments that deferred amounts were deemed invested in which have accrued over time. Specifically, amounts in the table consist of (i) contributions resulting from compensation which has been disclosed in previous Proxy Statements (to the extent the executive was a named executive officer in the year of deferral and the amount was otherwise required to be disclosed under SEC rules then in effect), plus (ii) earnings on deferred amounts, less (iii) distributions. For purposes of this table, earnings include gains and losses in value of the investments into which deferred amounts are deemed invested, including the value of vested RSUs.

[5] Includes $36,304,220 increased value of vested RSUs and $1,242,163 decreased value of Mr. Handler's self-directed deferred compensation account. The change in value of RSUs represents the difference in the value of vested RSUs held at the beginning of the fiscal year and the end of the fiscal year and includes the value of vested RSUs acquired during the year as dividend equivalents.

[6] Includes $168,081,475 of vested RSUs awarded from 2001 through 2012 and the value of RSUs credited as dividend reinvestments on those RSUs. Includes $23,589,818 in Mr. Handler's self-directed deferred compensation account. The deferred compensation was earned while Mr. Handler was head of Jefferies Group's high yield division, before Jefferies Group implemented its generally applicable deferred compensation plan and prior to Mr. Handler becoming an executive officer of Jefferies Group. The last deferral into Mr. Handler's self-directed deferred compensation account was in 2000.

[7] Represents the increase in the value of RSUs held at the beginning of the fiscal year and the end of the fiscal year and includes the value of vested RSUs acquired during the year as dividend reinvestments.

[8] Includes $34,217,041 of vested RSUs awarded during 2012.

# Potential Payments upon Termination of Employment or Change-in-Control

The following information describes and quantifies (where possible) certain compensation that would become payable under then-existing agreements and plans if the named executive officer's employment had terminated on November 30, 2019, other than voluntary resignations or termination for cause.

## Named Executive Officer Termination Payments

### *Severance Payments*

Messrs. Handler, Friedman and Sharp are subject to the same severance policy as all other Jefferies Group employees:

- One-half month's salary of severance for each year of service, up to a maximum of six months' pay

- If retirement eligible (age plus years of service is at least 60), severance maximum is increased to 12 months' pay

Mr. Steinberg and Ms. Gendron are subject to the same severance policy as all other Jefferies employees:

- One month's pay for each year of service, up to a maximum of 24 months

- Pay is defined as salary plus average bonus (excluding one-time, tenure or holiday bonus)

### *Individual Deferred Compensation Plan*

Mr. Handler is a beneficiary of an individual deferred compensation plan established prior to 2001 (with his last contribution relating to compensation for fiscal year 2000). The deferred compensation was earned while Mr. Handler was head of Jefferies Group's high yield division, before Jefferies Group implemented its generally applicable deferred compensation plan and prior to Mr. Handler becoming an executive officer of Jefferies Group. The balance in this plan represents compensation from 2000 and prior years as well as the earnings on those deferred amounts. Amounts deferred under Mr. Handler's individual deferred compensation plan are non-forfeitable, and the occurrence of a change-in-control or a termination in connection with a change-in-control would not cause a payment or enhancement in the value of his deferral account. Mr. Handler's deferrals under this plan will be settled upon his termination of employment (subject to Section 409A of the Internal Revenue Code).

## Summary of Payments upon Termination or Change-in-Control

The table below shows the estimated value of payments to which a named executive officer would have been entitled if the executive's employment had been terminated on November 30, 2019. For purposes of valuing these amounts, we made the following assumptions:

- Awards which immediately vest upon death or disability are valued at $20.90 per share, the closing price of our shares on the last trading day of fiscal 2019

- Amounts a named executive officer has deferred through our deferred compensation plans are non-forfeitable, so whether these amounts continue to be deferred or are paid out following the change-in-control or termination of employment does not represent a payment or enhancement to benefits resulting from the change-in-control or termination of employment

- No payment to a named executive officer would need to be reduced to avoid adverse tax consequences under Code Sections 4999 and 280G. No named executive officer is eligible to receive a "gross-up" payment to offset golden parachute excise taxes under Code Section 4999 or to reimburse the executive for related taxes

- Except as otherwise indicated, all amounts reflected in the table would be paid on a lump sum basis

| Name | Involuntary Termination Following a Change-in-Control ($) | Following a Change-in-Control | Involuntary Termination ($) | Retirement[1] | Death or Disability ($) |
|---|---|---|---|---|---|
| **Richard B. Handler** | 1,000,000[2] | — | 1,000,000[2] | — | 67,834,400[3] |
| **Brian P. Friedman** | 763,829[2] | — | 763,829[2] | — | 67,834,400[3] |
| **Joseph S. Steinberg** | 2,529,282[4] | — | 2,529,282[4] | — | — |
| **Michael J. Sharp** | 384,607[2] | — | 384,607[2] | — | 767,908[3] |
| **Teresa S. Gendron** | 687,500[4] | — | 687,500[4] | — | — |

[1] Does not include certain pension benefits for Mr. Handler under the Jefferies Group Employees' Pension Plan, as reflected in the Pension Benefits in 2019 table.

[2] Consists of severance policy payments pursuant to Jefferies Group's firm-wide severance policy.

[3] Represents the value of unvested RSUs and restricted stock that would have vested automatically upon death or disability. No golden parachute payments or other enhancements to the executives would have been made.

[4] Consists of severance policy payments pursuant to Jefferies' firm-wide severance policy.

# Other Compensation Information

## CEO Pay Ratio Information

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the median of the annual total compensation of our employees and the annual total compensation of Richard Handler, our Chief Executive Officer.

To identify the median of the annual total compensation of our employees, as well as to determine the annual total compensation of the "median employee," the methodology and the material assumptions, adjustments, and estimates that we used were as follows.

We determined that, as of October 1, 2019, our employee population (other than our CEO) consisted of approximately 4,939 individuals working for us and our consolidated subsidiaries, including all U.S. employees and non-U.S. employees and all full-time, part-time, seasonal and temporary workers. We selected October 1, 2019, which is two months before the end of our 2019 fiscal year, to allow sufficient time to identify and collect the information necessary for our pay ratio analysis. October 1 is also the same date we used for this purpose for each of the prior two years. We did not use the same "median employee" identified last year because that person is no longer employed by us.

To identify the 2019 "median employee" from our employee population, we conducted an analysis of our entire employee population. Given the variety of the jobs filled by our employees across multiple industries, we use a variety of pay elements to compensate our employees. For example, some employees are paid an hourly wage while others are paid a fixed salary. In addition, many of our employees have historically received cash bonuses. Consequently, we used payroll data and selected all wages paid (including hourly, overtime and salary) and all bonuses paid as the most appropriate measure of compensation. We converted all foreign currency into U.S. dollars. We used all such compensation paid to our employees for the period December 1, 2018 through September 30, 2019. In making these calculations, we annualized (through September 30, 2019), as permitted, the compensation of those permanent employees who were hired after December 1, 2018. In our analysis, we did not annualize or otherwise adjust compensation for temporary or seasonal employees and did not make any full-time adjustments for anyone. Additionally, we made no cost-of-living adjustments in our calculations. Ultimately, we identified our median employee to be a Vice President in the Corporate Department of Jefferies LLC.

We calculated our median employee's fiscal year 2019 total compensation in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, the same way we calculated the total compensation of our CEO as disclosed in our Summary Compensation Table. Using this methodology, we determined that our median employee's fiscal year 2019 total compensation was $170,000. Based on this information, we estimate that, for 2019, our CEO's annual total compensation was approximately 54 times that of the median of the annual total compensation of all other employees.

# Audit Matters

<table>
<tr><td>

## Proposal III

</td><td>

### Ratification of Independent Auditors

 **The Board recommends a vote FOR the ratification of Deloitte & Touche LLP as our independent auditors**

</td></tr>
</table>

The Audit Committee selected Deloitte & Touche LLP (Deloitte) as our independent auditors for 2020, and we are requesting our shareholders to ratify this selection. This proposal is being submitted to shareholders because we believe that this action follows sound corporate practice and is in the best interests of the shareholders. If the shareholders do not ratify the selection, such a vote will not be binding, but the Audit Committee will reconsider the selection of independent auditors. If the shareholders ratify the selection, the Audit Committee, in its discretion, may still direct the appointment of new independent auditors at any time during the year if they believe that this change would be in our and our shareholders' best interests.

## Fees Paid to Our Independent Auditors

The following table sets forth the aggregate fees incurred by us for 2018 and 2017 relating to services performed by Deloitte:

| | Fiscal Year Ended November 30, 2019 | Fiscal Year Ended November 30, 2018 |
|---|---|---|
| Audit Fees | $ 9,089,688 | $ 8,192,855 |
| Audit Related Fees | 1,281,753 | 1,536,986 |
| Tax Fees | 451,001 | 450,678 |
| All Other Fees | 14,993 | 6,190 |
| | $ 10,837,435[1] | $ 10,186,709[1] |

[1] Fees for 2019 and 2018 include fees incurred by Jefferies Group aggregating $7,894,878 and $7,590,065, respectively. In the table above, in accordance with the SEC's definitions and rules, Audit Fees are fees paid for professional services for the audit of our consolidated financial statements included in our Form 10-K and review of financial statements included in our Form 10-Qs, and for services that are normally provided by the accountants in connection with regulatory filings or engagements. Audit Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. Tax Fees are fees for tax compliance, tax advice and tax planning. All Other Fees are fees for services not included in the first three categories. All services were approved by the Audit Committee.

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit work performed by our independent auditor. Specifically, the Committee has pre-approved certain specific categories of work and initially authorized annual amounts for each category. For additional services or services in an amount above the initially authorized annual amount, additional authorization from the Audit Committee is required. The Audit Committee delegated to the Audit Committee chair the ability to provide both general pre-approvals (where no specific, case-by-case approval is necessary) and specific pre-approvals. Any pre-approval decisions made by the Committee chair under this delegated authority are reported to the full Audit Committee. All requests for services provided by our independent auditor that do not require specific approval by the Audit Committee are required to be submitted to our Chief Financial Officer to ensure that such services are within the scope of those services that have been pre-approved by the Audit Committee. The Chief Financial Officer reports to the Audit Committee periodically.

We have been advised that representatives of Deloitte, our independent auditors for 2019, will attend the Annual Meeting, will have an opportunity to make a statement and will be available to respond to appropriate questions.

# Audit Committee Report

Management is responsible for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles and the establishment and effectiveness of internal controls and procedures designed to assure compliance with generally accepted accounting principles and applicable laws and regulations. Our independent auditors during 2019, Deloitte & Touche LLP, were responsible for performing an independent audit of our financial statements and internal controls over financial reporting in accordance with the standards of the United States Public Company Accounting Oversight Board (PCAOB) and expressing an opinion as to the conformity of our financial statements with generally accepted accounting principles and the effectiveness of our internal control over financial reporting. Our independent auditors had free access to the Audit Committee to discuss any matters they deemed appropriate.

In performing our oversight role, the Audit Committee reviewed and discussed our audited financial statements with each of management and our independent auditors and discussed with our independent auditors the matters required to be discussed by Auditing Standards No. 16, Communications with Audit Committees, as required by the PCAOB. The Audit Committee has received the written disclosures and letters from our independent auditors in accordance with the applicable requirements of the PCAOB regarding auditor independence and has discussed with the auditors the auditors' independence. Based on the reports and discussions described in this Report, the Committee recommended to our Board that our audited financial statements for 2019 be included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2019 for filing with the SEC.

***Submitted by the Audit Committee of the Board of Directors***

Jacob M. Katz, Chairman
Linda L. Adamany
Barry J. Alperin
Francisco L. Borges
Stuart H. Reese

# Stock Ownership Information

## Ownership of Our Common Shares

| Beneficial Owner[1] | Number of Shares and Nature of Beneficial Ownership[2] | Percent of Class[3] |
|---|---|---|
| **The Vanguard Group** | 22,744,977[4] | 8.0% |
| **BlackRock, Inc.** | 25,789,476[5] | 9.1% |
| **First Pacific Advisors, LP** | 20,404,904[6] | 7.2% |
| **Linda L. Adamany** | 37,556[7] | * |
| **Barry J. Alperin** | 20,090[8] | * |
| **Robert D. Beyer** | 92,466[9] | * |
| **Francisco L. Borges** | 47,556[7] | * |
| **Brian P. Friedman** | 6,809,733[10] | 2.3% |
| **MaryAnne Gilmartin** | 10,090[8] | * |
| **Teresa S. Gendron** | 30,084 | * |
| **Richard B. Handler** | 15,233,757[11] | 5.1% |
| **Robert E. Joyal** | 21,548 | * |
| **Jacob M. Katz** | 10,090[8] | * |
| **Michael T. O'Kane** | 19,847[8] | * |
| **Stuart H. Reese** | 42,512[7] | * |
| **Michael J. Sharp** | 74,379[12] | * |
| **Joseph S. Steinberg** | 22,244,142[13] | 7.8% |
| All directors and executive officers as a group (16 persons) | 44,700,850 | 14.8% |

\*    Less than 0.1%.

[1]   Except for Vanguard, BlackRock and First Pacific, the business address of each person is c/o Jefferies Financial Group, 520 Madison Avenue, New York, NY 10022. The list of owners consists of our directors, named executive officers and, to our knowledge, all 5% shareholders.

[2]   Shares owned by directors and executive officers at January 31, 2020. Unless otherwise noted, voting and investment power are held solely by the reporting person. Ownership of restricted shares includes voting but no investment power. Ownership of vested restricted stock units (RSUs) and options include the right to acquire voting and investment power within 60 days. Ownership of shares held under the Profit Sharing Plan (PSP) is held by the PSP trustee and include sole voting and limited investment power. Unless otherwise noted, all other ownership of shares reported includes voting and investment power. Ownership of shares reported below as excluded does not include voting or investment power.

[3]   Based on 284,761,185 shares outstanding as of January 31, 2020.

[4]   The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355, reported sole voting power over 192,624 shares, shared voting power over 83,005 shares, sole dispositive power over 22,493,130 shares and shared dispositive power over 251,847 shares in its amended Schedule 13G filed on February 12, 2020.

[5]   BlackRock, Inc., 55 East 52nd Street, New York, NY 10055, reported sole voting power over 23,893,533 shares, sole dispositive power over 25,789,476 shares and no shared voting nor dispositive power in its amended Schedule 13G filed on February 5, 2020.

[6]   First Pacific Advisors, LP, 11601 Wilshire Blvd., Suite 1200, Los Angeles, CA 90025, reported shared voting power over 20,404,904 shares, shared dispositive power over 20,404,904 shares and no sole voting or dispositive power in its amended Schedule 13G filed on February 14, 2020.

[7]   Includes 14,905 restricted shares.

[8]   Includes 10,090 restricted shares.

[9]   Includes 4,815 restricted shares.

(10)   Assuming Mr. Friedman's continued employment with us through the expiration of all applicable vesting and deferral periods, he would beneficially own 8,953,090 shares (representing 3.1% of our outstanding shares). The number in the table includes 5,184,388 vested RSUs, 5,000 vested options and 25,383 PSP shares.

(11)   Assuming Mr. Handler's continued employment with us through the expiration of all applicable vesting and deferral periods, he would beneficially own 17,374,115 shares (representing 5.8% of our outstanding shares). The number in the table includes 12,354,286 vested RSUs, 663,036 shares held in a family trust with shared voting and investment power and 106,981 PSP shares.

(12)   Includes 10,693 restricted shares and 4 PSP shares.

(13)   Includes 2,632,979 shares held directly by Mr. Steinberg, 252,652 shares held by Mr. Steinberg's spouse over which Mr. Steinberg may be deemed to have shared voting and investment power and 19,353,511 shares held by corporations wholly owned by Mr. Steinberg, family trusts or corporations wholly owned by family trusts as to which Mr. Steinberg has sole voting and investment power.

## Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors and persons who beneficially own more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. To our knowledge all such persons filed the required reports on a timely basis during 2019.

# Additional Information

## Biographies of Other Executive Officers

### Michael J. Sharp
Executive Vice President
General Counsel
Age: **64**

Mr. Sharp has been our Executive Vice President and General Counsel since March 2013. Mr. Sharp is also Jefferies Group's Executive Vice President, General Counsel and Secretary, positions he has held since November 2010. Prior to joining Jefferies Group in September 2010, Mr. Sharp had been a partner with the law firm of Wilmer Cutler Pickering Hale & Dorr LLP. Previously, Mr. Sharp was Deputy General Counsel of Citigroup and General Counsel of Citigroup's Global Wealth Management, Global Consumer Bank and Global Credit Card business units. Before his twelve years at Citigroup, Mr. Sharp was a litigation associate at Cravath, Swaine & Moore, which he joined in 1992. Mr. Sharp began his legal career as a judicial clerk on the U.S. Court of Appeals for the Eleventh Circuit. Before embarking on a legal career, Mr. Sharp traded U.S. Treasury Bonds from 1981 to 1988.

Mr. Sharp received a J.D. from the University of Georgia School of Law (where he was editor-in-chief of the Law Review), an M.B.A. from Cornell University and a B.A. from Fordham University.

### Teresa S. Gendron
Vice President
Chief Financial Officer
Age: **50**

Ms. Gendron has been our Vice President and Chief Financial Officer since September 2014. From 2011 until her employment with us, Ms. Gendron was the Vice President and Controller of Gannett Co., Inc., an NYSE listed international media and marketing solutions company, and performed the duties of Chief Accounting Officer. Previously, Ms. Gendron was Vice President and Controller at NII Holdings, Inc., a mobile communication services company, which she joined as its Finance Director in 1998. Ms. Gendron began her career in accounting at KPMG LLC in 1991 and is a C.P.A.

Ms. Gendron received an M.B.A. from Georgetown University, a Global Executive M.B.A. from ESADE Business School of Ramon Llull University in Barcelona, Spain and a B.S. in Commerce with a concentration in Accounting from the University of Virginia.

# John M. Dalton

Vice President
Controller
Chief Accounting Officer
Age: **38**

Mr. Dalton has been our Vice President, Controller and Chief Accounting Officer since September 2015. Mr. Dalton was the Assistant Controller from 2014 to 2015 and Director of Consolidations and Financial Reporting from 2013 to 2014 of TEGNA Inc./Gannett Co., Inc. Mr. Dalton has held other accounting and audit positions at TEGNA/Gannett since 2004.

Mr. Dalton is a C.P.A. and received a B.B.A. from James Madison University.

# Rocco J. Nittoli

Vice President
Chief Compliance Officer
Age: **61**

Mr. Nittoli is our Vice President and Chief Compliance Officer. Mr. Nittoli joined us in September 1997 and has served us and our subsidiaries in a variety of capacities, including as our Treasurer between May 2007 and January 2019, and as our Vice President since September 2007.

Mr. Nittoli is a C.P.A. and received a M.S. in Taxation from Seton Hall University and a B.A. in Accounting from Rutgers University.

# Indemnification

Pursuant to contracts of insurance dated October 30, 2019 - October 30, 2020, we maintain a combined $145 million indemnification insurance policy covering all of our directors and officers. The 12-month premium for the insurance is $2,613,339. Contracted insurers include:

Illinois National Insurance Company
175 Water Street
New York, New York 10038

U.S. Specialty Insurance Company
111 Town Square Place, Suite 1405
Jersey City, New Jersey 07310

XL Specialty Insurance Co.
100 Constitution Plaza, 17th Floor
Hartford, Connecticut 06103

Hartford Accident & Indemnity Company
277 Park Avenue, 16th Floor
New York, New York 10172

Endurance American
Insurance Co.
1221 Avenue of the Americas
New York, New York 10020

QBE Insurance Corporation
One QBE Way
Sun Prairie, WI 53596

Ironshore Indemnity, Inc.
28 Liberty Street, 5th Floor
New York, New York 10005

RSUI Indemnity Company
1411 Broadway, 34th Floor
New York, New York 10018

Markel American Insurance Co.,
1185 Avenue of the Americas, Suite 1600
New York, New York 10036

Berkshire Hathaway Specialty Insurance
100 Federal St.
Boston, Massachusetts, 02110

# Reconciliations and Use of Non-GAAP Financial Measures

The following tables reconcile financial results reported in accordance with generally accepted accounting principles (GAAP) to all non-GAAP financial measures presented in this Proxy Statement. We sometimes use non-GAAP financial measures to aid investors in viewing our businesses and investments through the eyes of management while facilitating a comparison across historical periods. For example, management uses certain financial measures using tangible deployable assets or tangible equity because management believes that tangible deployable assets are the assets available for investment purposes to earn a return for our shareholders and changes in tangible equity better indicate to management and our shareholders how we performed given the equity available to management to invest.

However, these non-GAAP financial measures should be viewed in addition to, and not as a substitute for, reported results prepared in accordance with GAAP.

## RECONCILIATION OF SHAREHOLDERS' EQUITY TO TANGIBLE COMMON SHAREHOLDERS' EQUITY

($ thousands)

|  | Nov. 30, 2019 | Dec. 31, 2017 |
|---|---|---|
| Shareholders' equity (GAAP) | $ 9,579,705 | $10,105,957 |
| Less: Intangible assets, net and goodwill | (1,922,934) | (2,463,180) |
| Tangible common shareholders' equity (non-GAAP) | $ 7,656,771 | $ 7,642,777 |

## RECONCILIATION OF TOTAL RETURN OF $2.4 BILLION OF SHARE REPURCHASES AND DIVIDENDS ON COMMON SHAREHOLDERS' EQUITY AND TANGIBLE COMMON SHAREHOLDERS' EQUITY

($ thousands)

|  | Dec. 31, 2017 | Return to Shareholders | Total Return % |
|---|---|---|---|
| Shareholders' equity (GAAP) | $10,105,957 | $2,401,563 |  |
| Less: Intangible assets, net and goodwill | (2,463,180) |  |  |
| Tangible common shareholders' equity (non-GAAP) | $ 7,642,777 | $2,401,563 | 31.4 |

# Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of the safe-harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements about our future. Forward-looking statements may contain expectations regarding revenues, earnings, operations, share prices (including estimates or projections of the future prices of our shares), future dividend payments, future market conditions, compensation, expenses, tax deductions and other results, and may include statements of future performance, plans and objectives. Forward-looking statements also include statements pertaining to our strategies for future development of our businesses and products. Forward-looking statements represent only our belief regarding future events, many of which by their nature are inherently uncertain. It is possible that the actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Information regarding important factors that could cause actual results to differ from those in our forward-looking statements is contained in our Annual Report and other documents we file with the SEC. Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made, except as required by applicable law.

# Important Information for Our Shareholders

## ONLINE ACCESS TO PROXY MATERIALS

This Proxy Statement and the following additional proxy materials are available online at astproxyportal.com/ast/08448/:

- 2019 Transition Report on Form 10-K
- Proxy card and voting instructions

## ATTENDING OUR ANNUAL MEETING

Holders of our shares at the close of business on February 20, 2020, the record date, or their representatives are permitted to attend our Annual Meeting. At the close of business on the record date there were 279,876,287 shares outstanding and entitled to vote, each of which entitles the holder to one vote on each proposal. Please bring your ID and proof of your share ownership. For safety and security purposes, no cameras, recording devices, amplification devices, large packages or signs will be permitted to be brought into the meeting.

## VOTING

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may vote your shares without attending the Annual Meeting. Voting instructions, including instructions for both telephonic and internet voting, are outlined in the Notice of Internet Availability of Proxy Materials and on your proxy card.

|  | | **If you are a shareholder of record** | **If you hold your shares in street name** |
|---|---|---|---|
|  | By Internet (24 hours a day): | astproxyportal.com/ast/08448 | proxyvote.com |
|  | By Telephone (24 hours a day): | 1-888-776-9962 | 1-800-690-6903 |
|  | By Mail: | Return a properly executed and dated proxy card in the provided pre-paid envelope | Return a properly executed and dated voting instruction form by mail, depending upon the method(s) your bank, brokerage firm, broker-dealer or other similar organization makes available |

The deadline for voting by telephone or using the internet is 11:59 p.m. EDT on Thursday, April 16, 2020.

Shares represented by properly executed proxies, received by us or voted by telephone or via the internet, which are not revoked, will be voted at the Annual Meeting in accordance with the instructions contained therein. Subject to the broker non-vote rules discussed above, if instructions are not given, proxies will be voted **for** the election of each nominee, **for** the approval of our executive officer compensation and **for** the ratification of our independent auditors. Other than shares held in our Profit Sharing Plan, your shares will not be voted if you do not return a signed proxy card or vote in person, by telephone or via the internet.

**What is the difference between holding shares as a shareholder of record and holding in street name?**
*Shareholder of Record.* If your shares are registered directly in your name with our transfer agent, American Stock Transfer and Trust Company, you are considered a "shareholder of record" of those shares.

*Beneficial Owner of Shares Held in Street Name.* If your shares are held in an account at a bank, brokerage firm or other similar organization, then you are a beneficial owner of shares held in street name. In that case, you will have received these proxy materials from the organization holding your account and, as a beneficial owner, you have the right to direct that organization as to how to vote the shares held in your account.

## INFORMATION FOR OUR PROFIT SHARING PLAN PARTICIPANTS

For participants in our Profit Sharing Plan (PSP), your shares will be voted by Fidelity Management Trust Company, the plan administrator, as you instruct by returning your signed proxy card. If you sign and return your proxy card but do not designate how your shares should be voted, your shares will be voted as recommended by our Board of Directors. You may also vote your shares online at proxyvote.com or by telephone by calling 1-800-690-6903. You cannot vote your shares in the PSP in person at the meeting. To allow sufficient time for voting, your vote must be received by no later than 11:59 p.m. EDT on Friday, April 3, 2020 unless otherwise stated in your PSP voting materials. If you do not timely provide your vote, your shares in the PSP will be voted pro rata based on the votes timely received by Fidelity.

## REVOCATION OF PROXIES

Any proxy may be revoked at any time before it is exercised by giving written notice of revocation to our Corporate Secretary, at our address set forth herein, by executing and delivering a later-dated proxy, either in writing, by telephone or via the internet, or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not alone constitute revocation of a proxy. If your shares are held in a brokerage, bank, or other institutional account, you must obtain a proxy from that entity showing that you were the record holder as of the close of business on February 20, 2020 in order to vote your shares at the Annual Meeting.

## REQUIRED VOTES FOR EACH PROPOSAL

Election of Directors – Our by-laws require that each director in an uncontested election be elected by the vote of the majority of the votes cast with respect to such director. A majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director.

Approval of Executive Officer Compensation – The approval of our named executive officer compensation requires the affirmative vote of the holders of a majority of our common shares voted on the matter. The vote is advisory and therefore is not binding on the Compensation Committee, our Board of Directors or us.

Ratification of Deloitte as Auditors – Ratification of the selection of Deloitte as our independent auditors requires the affirmative vote of the holders of a majority of the common shares voted on the matter.

## BROKER NON-VOTES AND ABSTENTIONS

A "broker non-vote" occurs when your broker submits a proxy for the meeting with respect to the ratification of our auditors but does not vote on non-discretionary matters because you did not provide voting instructions on these matters.

Abstentions and broker non-votes will not be counted as votes cast and therefore will have no effect for the purpose of determining whether any of our proposals have been approved.

## REQUESTS FOR OUR ANNUAL REPORT AND GOVERNANCE DOCUMENTS

You may request a written copy of the following documents without charge by writing to our Corporate Secretary, Laura Ulbrandt DiPierro, at 520 Madison Avenue, New York, New York 10022, or go to Jefferies.com for an electronic copy.

- 2019 Annual Report on Form 10-K, including the financial statements and the financial statement schedules as well as any requested exhibits
- Audit, Compensation, Nominating and Corporate Governance, Risk Oversight, Valuation Oversight and ESG Oversight Committee Charters
- Corporate Governance Guidelines
- Code of Business Practice
- Corporate Social Responsibility Principles

## COMMUNICATING WITH OUR BOARD

Shareholders and other parties interested in communicating directly with our Board, specific members of our Board, including our Lead Director, or non-management directors as a group may do so by writing to such intended recipients, c/o Corporate Secretary, Jefferies Financial Group, 520 Madison Avenue, New York, New York 10022. The Corporate Secretary will review all correspondence and regularly forward to the recipients a summary of all such correspondence that, in the opinion of the Corporate Secretary, deals with the functions of our Board or committees thereof or that the Corporate Secretary otherwise determines requires attention. All directors may at any time review a log of all such correspondence and request copies. Concerns relating to accounting, internal controls or auditing matters will immediately be brought to the attention of the Chairman of the Audit Committee.

## DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING AN ADDRESS

Shareholders sharing the same address may receive one copy of this Proxy Statement, our Annual Report and Notice of Internet Availability of Proxy Materials, unless a shareowner has asked for a separate copy. If you would like an additional copy of any of these documents, would like to receive a separate copy of these documents for future meetings or would like to receive only one copy if you and another shareholder sharing your address are receiving multiple copies, you should submit this request by writing to our transfer agent, American Stock Transfer and Trust Company, LLC (in writing: 6201 15th Avenue, Brooklyn, New York 11219; by telephone: in the U.S., Puerto Rico and Canada, 1-800-937-5449; outside the U.S., Puerto Rico and Canada, 1-718-921-8200). We will promptly comply with your instructions.

## PROXY SOLICITATION

We are first mailing this Proxy Statement and proxy card to shareholders on or about March 3, 2020. We bear the costs of our Board's solicitation of your proxy for our 2020 Annual Meeting. Our directors, officers and employees may also solicit proxies from shareholders, but will not receive additional compensation, although they may be reimbursed for out-of-pocket expenses. We have also engaged Innisfree M&A Incorporated, a proxy solicitation agent, to assist us with our solicitation and expect to pay no more than $15,000 for its efforts. We will also reimburse brokers, nominees, fiduciaries and other custodians for reasonable expenses incurred in forwarding our proxy materials to shareholders.

## SHAREHOLDER PROPOSALS AND BOARD NOMINEES FOR 2021

Shareholders may submit proposals and director nominees for our 2020 annual meeting which comply with the rules and regulations of the SEC and our by-laws. Proposals submitted pursuant to SEC's Rule 14a-8 and board nominations for inclusion in our proxy materials and proposals and board nominees submitted pursuant to our by-laws for presentation at our annual meeting, but not included in our proxy materials, should be sent to Laura Ulbrandt DiPierro, Assistant Vice President and Secretary, 520 Madison Avenue, New York, New York 10022, and received by us no later than November 3, 2020.

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Jefferies

Jefferies Financial Group Inc.

520 Madison Avenue
New York, New York 10022

